 **Green Plains**
PARTNERS LP

2022
Annual Report

Who We Are

We're dedicated to providing end-to-end biofuel storage, terminal and transportation services.

Eliminating logistical challenges.

Green Plains Partners LP is a fee-based, limited partnership formed by our parent, Green Plains Inc., in 2015. We provide biofuel storage, terminal and transportation services by owning, operating, developing and acquiring ethanol and fuel storage tanks, terminals, transportation assets and other related assets and businesses.


Biofuel Storage

Approximately **25.1** million gallons combined storage capacity.


Biofuel Terminals

Approximately **6.7** million gallons combined storage capacity.


Transportation

Approximately **2,500** dedicated railcars.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___ to ___

Commission File Number 001-37469

GREEN PLAINS PARTNERS LP

(Exact name of registrant as specified in its charter)

Delaware	**47-3822258**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1811 Aksarben Drive, Omaha, NE 68106	**(402) 884-8700**
(Address of principal executive offices, including zip code)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Units, Representing Limited Partner Interests	GPP	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated Filer ☒
Non-accelerated filer ☐	
Smaller reporting company ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

The aggregate market value of the registrant's common units held by non-affiliates of the registrant as of June 30, 2022, based upon the last sale price of the common units on such date, was approximately $139.2 million. For purposes of this calculation, executive officers and directors are deemed to be affiliates of the registrant.

As of February 7, 2023, the registrant had 23,246,822 common units outstanding.

TABLE OF CONTENTS

Commonly Used Defined Terms

The abbreviations, acronyms and industry terminology used in this annual report are defined as follows:

Green Plains Partners LP, Subsidiaries, and Partners:

BlendStar	BlendStar LLC and its subsidiaries, the partnership's predecessor for accounting purposes
Green Plains Operating Company	Green Plains Operating Company LLC
Green Plains Partners; the partnership	Green Plains Partners LP and its subsidiaries
MLP predecessor	BlendStar LLC and its subsidiaries, and the assets, liabilities and results of operations of the ethanol storage and leased railcar assets contributed by Green Plains
NLR	NLR Energy Logistics LLC

Green Plains Inc. and Subsidiaries:

Green Plains; the parent	Green Plains Inc. and its subsidiaries
Green Plains Holdings; the general partner	Green Plains Holdings LLC
Green Plains Trade	Green Plains Trade Group LLC

Other Defined Terms:

ARO	Asset retirement obligation
ASC	Accounting Standards Codification
Bgy	Billion gallons per year
BlackRock	Funds and accounts managed by BlackRock
BNSF	BNSF Railway Company
CAFE	Corporate Average Fuel Economy
CARB	California Air Resources Board
Clean Water Act	Water Pollution Control Act of 1972
Conflicts Committee	The partnership's committee responsible for reviewing situations involving certain transactions with affiliates or other potential conflicts of interest
COVID-19	Coronavirus Disease 2019
D.C.	District of Columbia
DOE	Department of Energy
DOT	U.S. Department of Transportation
E10	Gasoline blended with up to 10% ethanol by volume
E15	Gasoline blended with up to 15% ethanol by volume
E85	Gasoline blended with up to 85% ethanol by volume
EBITDA	Earnings before interest, taxes, depreciation and amortization
EIA	U.S. Energy Information Administration
EPA	U.S. Environmental Protection Agency
Exchange Act	Securities Exchange Act of 1934, as amended
GAAP	U.S. Generally Accepted Accounting Principles
IPO	Initial public offering of Green Plains Partners LP
IRA	Individual retirement account

IRS	Internal Revenue Service
JOBS Act	Jumpstart Our Business Startups Act of 2012
LCFS	Low Carbon Fuel Standard
LIBOR	London Interbank Offered Rate
LTIP	Green Plains Partners LP 2015 Long-Term Incentive Plan
Mmg	Million gallons
Mmgy	Million gallons per year
MTBE	Methyl tertiary-butyl ether
Nasdaq	The Nasdaq Global Market
NMTC	New Markets Tax Credits
Partnership agreement	First Amended and Restated Agreement of Limited Partnership of Green Plains Partners LP, dated as of July 1, 2015, between Green Plains Holdings LLC and Green Plains Inc.
PCAOB	Public Company Accounting Oversight Board
RFS	Renewable Fuels Standard
RIN	Renewable identification number
RVO	Renewable volume obligation
Securities Act	Securities Act of 1933
SEC	Securities and Exchange Commission
SRE	Small refinery exemption
U.S.	United States
USDA	U.S. Department of Agriculture

Cautionary Statement Regarding Forward-Looking Statements

The SEC encourages companies to disclose forward-looking information so investors can better understand future prospects and make informed investment decisions. As such, forward-looking statements are included in this report or incorporated by reference to other documents filed with the SEC.

Forward-looking statements are made in accordance with safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations which involve a number of risks and uncertainties and do not relate strictly to historical or current facts, but rather to plans and objectives for future operations. These statements include words such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "outlook," "plan," "predict," "may," "could," "should," "will" and similar words and phrases as well as statements regarding future operating or financial performance or guidance, business strategy, environment, key trends and benefits of actual or planned acquisitions.

Factors that could cause actual results to differ from those expressed or implied are discussed in this report under *Item 1A – Risk Factors* or incorporated by reference. Specifically, we may experience fluctuations in future operating results due to changes in general economic, market or business conditions; foreign imports of ethanol; fluctuations in demand for ethanol and other fuels; risks of accidents or other unscheduled shutdowns affecting our assets, including mechanical breakdown of equipment or infrastructure; risks associated with changes to federal policy or regulation; ability to comply with changing government usage mandates and regulations affecting the ethanol industry; price, availability and acceptance of alternative fuels and alternative fuel vehicles, and laws mandating such fuels or vehicles; changes in operational costs at our facilities and for our railcars; failure to realize the benefits projected for capital projects; competition; inability to successfully implement growth strategies; the supply of corn and other feedstocks; unusual or severe weather conditions and natural disasters; ability and willingness of parties with whom we have material relationships, including Green Plains Trade, to fulfill their obligations; labor and material shortages; changes in the availability of unsecured credit and changes affecting the credit markets in general; disruption caused by health epidemics, such as the COVID-19 outbreak; and other risk factors detailed in our reports filed with the SEC.

We believe our expectations regarding future events are based on reasonable assumptions; however, these assumptions may not be accurate or account for all risks and uncertainties. Consequently, forward-looking statements are not guaranteed. Actual results may vary materially from those expressed or implied in our forward-looking statements. In addition, we are not obligated and do not intend to update our forward-looking statements as a result of new information unless it is required by applicable securities laws. We caution investors not to place undue reliance on forward-looking statements, which represent management's views as of the date of this report or documents incorporated by reference.

PART I

Item 1. Business.

References to "we," "our," "us" or the "partnership" used in present tense for periods beginning on or after July 1, 2015, refer to Green Plains Partners LP and its subsidiaries. References to the "MLP predecessor" used in a historical context for periods ended on or before June 30, 2015, refer to BlendStar LLC and its subsidiaries, the partnership's predecessor for accounting purposes, and the assets, liabilities and results of operations of the ethanol storage and leased railcar assets contributed by Green Plains in connection with the IPO on July 1, 2015.

Overview

Green Plains Partners is a fee-based Delaware master limited partnership formed by our parent, Green Plains, Inc. on March 2, 2015. On July 1, 2015, we completed our IPO. Our common units are traded under the symbol "GPP" on the Nasdaq. Green Plains Partners provides fuel storage and transportation services by owning, operating, developing and acquiring ethanol and fuel storage facilities, terminals, transportation assets and other related assets and businesses. We were formed by Green Plains, a vertically integrated ethanol producer, to support its marketing and distribution activities as its primary downstream logistics provider.

We generate a substantial portion of our revenues under fee-based commercial agreements with Green Plains Trade for receiving, storing, transferring and transporting ethanol and other fuels, which are supported by minimum volume or take-or-pay capacity commitments. We do not take ownership or receive any payments based on the value of ethanol or other fuels we handle. As a result, we do not have direct price exposure to fluctuating commodity prices.

As of December 31, 2022, our parent owns a 48.8% limited partner interest in us, consisting of 11,586,548 common units, a 2.0% general partner interest and all of our incentive distribution rights. The public owns the remaining 49.2% limited partner interest. The following diagram depicts our simplified organizational structure at December 31, 2022:


Green Plains Inc.
(NASDAQ: GPRE)
(Our Parent)
100% ownership interest
Green Plains Holdings LLC
(our General Partner)
Incentive Distribution Rights
Public Unitholders
48.8% limited partner interest
(11.6 million common units)
2% general partner interest
49.2% limited partner interest
(11.7 million common units)
Green Plains Partners LP
(NASDAQ: GPP)
(the Partnership)
100% ownership interest
Operating Companies

Our Assets and Operations

Ethanol Storage. Our ethanol storage assets are the principal method of storing ethanol produced at our parent's ethanol production plants. Most of our parent's ethanol production plants are located near major rail lines. Ethanol can be distributed from our storage facilities to bulk terminals via truck, railcar or barge.

We currently own or lease 27 ethanol storage tanks and approximately 43 acres of land. Our storage tanks are located at or near our parent's 11 ethanol plants in Illinois, Indiana, Iowa, Minnesota, Nebraska, and Tennessee.

Our ethanol storage tanks have combined storage capacity of 25.1 mmg and aggregate throughput capacity sufficient to support our parent's annual production capacity of 958 mmgy. For the year ended December 31, 2022, our parent operated its ethanol production facilities at an average utilization rate of approximately 91%. The following table presents additional ethanol production plant details by location:

Plant Location	Initial Operation or Acquisition Date	Major Rail Line Access	Plant Production Capacity (mmgy)	On-Site Ethanol Storage Capacity (thousands of gallons)
Atkinson, Nebraska	June 2013	BNSF	55	2,074
Central City, Nebraska	July 2009	Union Pacific	116	2,250
Fairmont, Minnesota	Nov. 2013	Union Pacific	119	3,124
Madison, Illinois	Sep. 2016	Port Harbor	90	2,855
Mount Vernon, Indiana	Sep. 2016	Evansville Western	90	2,855
Obion, Tennessee	Nov. 2008	Canadian National	120	3,000
Otter Tail, Minnesota	Mar. 2011	BNSF	55	2,000
Shenandoah, Iowa	Aug. 2007	BNSF	82	1,524
Superior, Iowa	July 2008	Union Pacific	60	1,238
Wood River, Nebraska	Nov. 2013	Union Pacific	121	3,124
York, Nebraska	Sep. 2016	BNSF	50	1,100
Total			958	25,144

Terminal and Distribution Services. We own and operate two fuel terminals in Alabama and Mississippi with combined total storage capacity of approximately 6.7 mmg and access to major rail lines. We also own approximately five acres of land and lease approximately 29 acres of land where our fuel terminals are located. Ethanol and other products are transported to our terminals primarily by rail and shipped from our terminals by truck to third parties, including refiners, blenders and other obligated and non-obligated parties. For the year ended December 31, 2022, the aggregate throughput at these facilities was approximately 198.8 mmg.

The following table presents additional fuel terminal details by location:

Fuel Terminal Facility Location	Major Rail Line Access	On-Site Storage Capacity (thousands of gallons)	Throughput Capacity (mmgy)
Birmingham, Alabama - Unit Train Terminal	BNSF	6,542	300
Collins, Mississippi	Canadian National	180	180
		6,722	480

Transportation and Delivery. Ethanol deliveries to distant markets are shipped using major U.S. rail carriers that can switch cars to other major railroads or barge delivery to national or international ports. Our railcar volumetric capacity is used to transport product primarily from our ethanol storage facilities and third-party production facilities to fuel terminals, including our own, international export terminals and refineries located throughout the United States. As of December 31, 2022, our leased railcar fleet consisted of approximately 2,500 railcars with an aggregate capacity of 75.0 mmg. We expect our railcar volumetric capacity to fluctuate over the normal course of business as our existing railcar leases expire and we enter into or acquire new railcar leases.

We also own and operate a fleet of 19 trucks and tankers that transport ethanol and other products.

Segments

Our operations consist of one reportable segment and are conducted solely in the U.S. See *Item 8 - Financial Statements and Supplementary Data* for financial information about our operations and assets.

Our Relationship with Green Plains

Green Plains is one of the largest ethanol producers in North America with 11 operating dry mill plants, with the capacity to produce approximately 958 million gallons of ethanol per year. Our parent is transitioning from a commodity-processing business to a value-added agricultural technology company creating sustainable, high value feed ingredients, renewable feedstocks for advanced biofuels and dextrose for use in the emerging bio-economy.

We benefit significantly from our relationship with our parent. Our assets are the principal method of storing and delivering the ethanol our parent produces. Our commercial agreements with Green Plains Trade account for a substantial portion of our revenues. In 2022, our parent completed a modernization and upgrade initiative resulting in improved operational reliability at certain of its facilities, including reductions in natural gas, electricity, and water usage.

Our parent has a majority interest in us through the ownership of our general partner and a 48.8% limited partner interest, as well as all of our incentive distribution rights. We believe our parent will continue to support the successful execution of our business strategies given its significant ownership in us and the importance of our assets to Green Plains' operations.

We have entered into several agreements with our parent, which were established in conjunction with the IPO, including: an omnibus agreement; a contribution, conveyance and assumption agreement; an operational services and secondment agreement; and various commercial agreements described below. For all material agreements and subsequent amendments required to be filed, please refer to *Item 15 – Exhibits, Financial Statement Schedules*.

Commercial Agreements with Affiliate

A substantial portion of our revenues and cash flows are derived from our commercial agreements with Green Plains Trade, our primary customer, including a (1) fee-based storage and throughput agreement, (2) Birmingham terminal services agreement, (3) fee-based rail transportation services agreement and (4) various other transportation and terminal services agreements.

Minimum Volume Commitments. Our storage and throughput agreement and certain terminal services agreements with Green Plains Trade are supported by minimum volume commitments. Our rail transportation services agreement is supported by minimum take-or-pay capacity commitments. Green Plains Trade is required to pay us fees for these minimum commitments regardless of actual throughput volume, capacity used, or the amount of product tendered for transport, which is intended to provide some assurance that we will receive a certain amount of revenue during the terms of these agreements. These arrangements are intended to provide stable and predictable cash flows over time.

Storage and Throughput Agreement. Under our storage and throughput agreement, as amended, Green Plains Trade is obligated to deliver a minimum volume of 217.7 mmg of product per calendar quarter at our storage facilities and pay $0.05312 per gallon on all throughput volume. The rate increased on July 1, 2020 from $0.05 per gallon to $0.05312 per gallon in accordance with the terms of the agreement. If Green Plains Trade fails to meet its minimum volume commitment during any quarter, we charge Green Plains Trade a deficiency payment equal to the deficient volume multiplied by the applicable fee. The deficiency payments are applied as a credit toward volumes delivered by Green Plains Trade in excess of the minimum volume commitment during the following four quarters, after which time any unused credits will expire.

In conjunction with the disposition of the Ord storage and railcar assets on March 22, 2021, the minimum volume commitment decreased from 232.5 mmg per calendar quarter to 217.7 mmg per calendar quarter. In addition, the storage and throughput agreement with Green Plains Trade was extended an additional year to June 30, 2029, as part of this transaction.

The storage and throughput agreement will automatically renew for successive one-year terms unless either party provides written notice of its intent to terminate the agreement at least 360 days prior to the end of the remaining primary or renewal term.

Terminal Services Agreement. Under our terminal services agreement for the Birmingham facility, effective through December 31, 2022, Green Plains Trade is obligated to throughput a minimum volume of approximately 8.3 mmg per month of ethanol and other fuels and pay associated throughput fees, as well as fees for ancillary services. The agreement will automatically renew for successive one-year renewal terms unless either party provides written notice of its intent to terminate the agreement at least 90 days prior to the end of the remaining primary or renewal term. Other terminal services agreements with Green Plains Trade also contain minimum volume commitments with various remaining terms.

Rail Transportation Service Agreement. Under our rail transportation services agreement, Green Plains Trade is obligated to use the partnership to transport ethanol and other fuels from receipt points identified by Green Plains Trade, to nominated delivery points, and pay an average monthly fee of approximately $0.0304 per gallon for all railcar volumetric capacity provided over the remaining life of the agreement. The minimum railcar volumetric capacity commitment we provide to Green Plains Trade for our leased railcar fleet is approximately 75.0 mmg and the weighted average remaining term of all railcar lease agreements is 3.5 years. At December 31, 2022, the remaining term of our rail transportation services agreement with Green Plains Trade was 6.5 years. The rail transportation services agreement will automatically renew for successive one-year renewal terms unless either party provides written notice of its intent to terminate the agreement at least 360 days prior to the end of the remaining primary or renewal term.

Green Plains Trade is also obligated to use the partnership for logistical operations management and other services related to railcar volumetric capacity provided by Green Plains Trade and pay a monthly fee of approximately $0.0013 per gallon for these services. In addition, Green Plains Trade reimburses us for costs related to: (1) railcar switching and unloading fees; (2) increased costs related to changes in law or governmental regulation related to the specification, operation or maintenance of railcars; (3) demurrage charges, except when the charges are due to our gross negligence or willful misconduct; and (4) fees related to rail transportation services under transportation contracts with third-party common carriers. Green Plains Trade frequently contracts with us for additional railcar volumetric capacity during the normal course of business at comparable margins.

We lease our railcars from third parties under multiple operating lease agreements with various terms. The minimum take-or-pay capacity commitment under the rail transportation services agreement is closely aligned with our existing railcar lease agreements. As a result, when current railcar lease agreements expire, the volumetric capacity provided under the rail transportation services agreement declines accordingly. We enter new lease agreements to replace scheduled capacity reductions under the rail transportation services agreement or provide incremental capacity as requested by Green Plains Trade. We do not speculate on capacity by leasing additional railcars that are not covered by the rail transportation services agreement.

Trucking Transportation Agreement. Under our trucking transportation agreement, Green Plains Trade pays us to transport ethanol and other fuels by truck from identified receipt points to various delivery points. Green Plains Trade is obligated to pay a monthly trucking transportation services fee equal to the aggregate amount of product volume transported in a calendar month multiplied by the applicable rate for each truck lane, which is defined as a specific route between point of origin and point of destination. Rates for each truck lane are negotiated based on product, location, mileage and other factors, including competitive factors. At December 31, 2022, the remaining term of our trucking transportation agreement was five months. The trucking transportation agreement will automatically renew for successive one-year renewal terms unless either party provides written notice of its intent to terminate the agreement at least 30 days prior to the end of the remaining primary or renewal term.

Competitive Strengths

We believe that the following competitive strengths position us to successfully execute our business strategies:

Stable and Predictable Cash Flows. A substantial portion of our revenues and cash flows are derived from long-term, fee-based commercial agreements with Green Plains Trade, including a storage and throughput agreement, rail transportation services agreement, terminal services agreement and other transportation agreements. Our storage and throughput agreement and certain terminal services agreements are supported by minimum volume commitments, and our rail transportation services agreement is supported by minimum take-or-pay capacity commitments. Green Plains Trade is obligated to pay us fees for these minimum commitments regardless of actual throughput or volume, capacity used or the amount of product tendered for transport.

Advantageous Relationship with Our Parent. Our assets are the principal method of storing and delivering the ethanol our parent produces, and the related agreements with Green Plains Trade include minimum volume or take-or-pay capacity commitments. Furthermore, as owner of a 48.8% limited partner interest in us and our general partner interest, as well as all of our incentive distribution rights, our parent directly benefits from our growth, which provides an incentive to pursue projects that directly or indirectly enhance the value of our business and assets. This can be accomplished through organic expansion, accretive acquisitions or the development of downstream distribution services.

Quality Assets. Our ethanol storage and fuel terminal assets are strategically located in eight states near major rail lines and barge service, which minimizes our exposure to weather-related downtime and transportation congestion and enables access to markets across the United States. Given the nature of our assets, we expect to incur only modest maintenance-related expenses and capital expenditures in the near future.

Proven Management Team. Each member of our senior management team is an employee of our parent who also devotes time to manage our business affairs. We believe the commercial, operational and financial expertise of our senior management team allows us to successfully execute our business strategies.

Business Strategy

We intend to further develop and strengthen our business by pursuing the following growth strategies, as capital and opportunities permit:

Generate Stable, Fee-Based Cash Flows. A substantial portion of our revenues and cash flows are derived from our commercial agreements with Green Plains Trade. Under these agreements, we do not have direct exposure to fluctuating commodity prices. We intend to continue to establish fee-based contracts with our parent and third parties that generate stable and predictable cash flows where available.

Grow Organically. We intend to collaborate primarily with our parent and potentially with other third parties to identify opportunities to develop and construct assets that provide us long-term returns on our investments.

Acquire Strategic Assets. While not recently acquisitive, our parent has a proven history of identifying, acquiring and integrating assets that are accretive to its business, and to the extent we can, we intend to work with our parent on such opportunities that are eligible for our business model. Subject to capital constraints, we intend to monitor the marketplace for opportunities that complement or diversify our existing operations, including fuel storage and terminal assets in close proximity to our existing asset base.

Development of Downstream Distribution Services. We intend to continue to use our logistical capabilities and expertise to further develop downstream ethanol distribution services that leverage the strategic locations of our ethanol storage and fuel terminal facilities.

Conduct Safe, Reliable and Efficient Operations. We are committed to maintaining safe, reliable and environmentally compliant operations and conduct routine inspections of our assets in accordance with applicable laws and regulations. We seek to improve our operating performance through preventive maintenance, employee training, and safety and development programs.

Recent Developments

The following is a summary of our significant developments. Additional information about these items can be found elsewhere in this report or in previous reports filed with the SEC.

Amendment to the Rail Transportation Services Agreement

On August 16, 2022, we amended the Rail Transportation Services Agreement with Green Plains Trade to extend the term of the agreement to June 30, 2029, with automatic renewals for successive twelve month terms thereafter until terminated by either party providing 360 days written notice of termination.

Amendment to the Amended and Restated Credit Agreement

On February 11, 2022, the Amended Credit Facility was modified to allow the partnership to repurchase outstanding notes. At that time, the partnership purchased $1.0 million of the outstanding notes from BlackRock and subsequently retired the notes, reducing the term loan balance to $59.0 million.

Our Competition

Our contractual relationship with Green Plains Trade and the integrated nature of our storage tanks with our parent's production facilities minimizes potential competition for storage and distribution services provided under our commercial agreements from other third-party operators.

We compete with independent fuel terminal operators and major fuel producers for terminal services based on terminal location, services provided, safety and cost. While there are numerous fuel producers and distributors that own terminal operations similar to ours, they often are not focused on providing services to third parties. Independent operators are often located near key distribution points with cost advantages that provide more efficient services and distribution capabilities into strategic markets with a variety of transportation options. Companies often rely on independent operators when their own storage facilities cannot manage their volumes or throughput adequately due to lack of expertise, market congestion, size constraints, optionality or the nature of the materials being stored.

We believe we are well-positioned to compete effectively in a growing market due to our expertise managing third-party terminal services and logistics. We are a low-cost operator, focused on safety and efficiency, and capable of managing the needs of multiple constituencies across geographical markets. While the competitiveness of our services may be impacted by competition from new entrants, transportation constraints, industry production levels and related storage needs, we believe there are significant barriers to entry that partially mitigate these risks, including significant capital costs, execution risk, complex permitting requirements, development cycle, financial and working capital constraints, expertise and experience, and ability to effectively capture strategic assets or locations.

Seasonality

Our business is directly affected by the supply and demand for ethanol and other fuels in the markets served by our assets. However, the effects of seasonality on our revenues are substantially mitigated through our fee-based commercial agreements with Green Plains Trade, which include minimum volume or take-or-pay capacity commitments.

Major Customer

We are highly dependent on Green Plains Trade and anticipate deriving a substantial portion of our revenues from them in the foreseeable future. Revenues from Green Plains Trade totaled approximately $75.8 million, or 95.0%, $74.2 million, or 94.6%, and $78.5 million, or 94.2% of our total revenues, during the years ended December 31, 2022, 2021 and 2020, respectively. Accordingly, we are indirectly subject to the business risks of Green Plains Trade and any development that materially and adversely affects its operations, financial condition or market reputation. For additional information, please refer to *Item 1A - Risk Factors—Risks Related to Our Business and Industry and Risks Related to an Investment in Us.*

Regulatory Matters

Government Ethanol Programs and Policies

We are sensitive to governmental policies that impact ethanol, feedstocks for renewable fuels and decarbonization, which in turn may impact the volume of ethanol and other ingredients our parent produces. Legislation and regulatory rule making at the federal, state, and international level can impact our parent and us. Refer to *Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations*.

Environmental and Other Regulation

Under the omnibus agreement, our parent is required to indemnify us from all known and certain unknown environmental liabilities associated with owning and operating our assets that existed on or before the closing of the IPO. In turn, we agree to indemnify our parent from future environmental liabilities associated with the activities of the partnership.

Construction or maintenance of our terminal facilities and storage facilities may impact wetlands, which are regulated by the EPA and the U.S. Army Corps of Engineers under the Clean Water Act.

Our parent's ethanol production plants emit carbon dioxide as a by-product of the ethanol production process. In 2007, the U.S. Supreme Court classified carbon dioxide as an air pollutant under the Clean Air Act in a case seeking to require the EPA to regulate carbon dioxide in vehicle emissions, which the EPA later addressed in the RFS. While some of our parent's plants operate as grandfathered at their current authorized capacity under the RFS mandate, expansion above these capacities at grandfathered plants will require a 20% reduction in greenhouse gas emissions from a 2005 baseline measurement.

In addition, various states and countries are adopting regulatory schemes similar to what California has adopted. Specifically, CARB adopted LCFS requiring a 10% reduction in average carbon intensity of gasoline and diesel transportation fuels in California from 2010 to 2020.

See further discussion in *Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations*.

Employees

We do not have any direct employees. We are managed and operated by the executive officers of our general partner, who are also officers of our parent, and our general partner's board of directors. Our general partner and its affiliates have approximately 32 full-time equivalent employees under its direct management and supervision supporting our operations.

In addition, we have entered into service agreements with unaffiliated third-parties to provide railcar unloading and terminal services for several of our terminal facilities. Under these service agreements, the third parties are responsible for providing the personnel necessary to perform various railcar unloading and terminal services. The third parties are considered independent contractors and none of their employees or contractors are considered employees, representatives or agents of the partnership.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available on our website at *www.greenplainspartners.com* shortly after we file or furnish the information with the SEC. You can also find the charter of our audit committee, as well as our code of ethics in the corporate governance section of our website. The information found on our website is not part of this or any other report we file or furnish with the SEC. For more information on our parent, please visit *www.gpreinc.com*. Alternatively, investors may visit the SEC website at *www.sec.gov* to access our reports and information statements filed with the SEC.

Item 1A. Risk Factors.

Investing in our common units involves a high degree of risk. You should carefully consider the risks described below together with the other information set forth in this report before making an investment decision. Any of the following risks and uncertainties could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders. If that occurs, we may not be able to pay distributions on our common units, the trading price of our common units could decline materially, and you could lose all or part of your investment. Although many of our business risks are comparable to those faced by a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation and involve additional risks described below. We may experience additional risks and uncertainties not currently known to us or as a result of developments occurring in the future. Conditions that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Risks Related to Our Business and Industry

The services we provide under commercial agreements with Green Plains Trade account for a substantial portion of our revenues, which subject us to the business risks of Green Plains Trade and, as a result of its direct ownership by our parent, to the business risks of our parent.

The services we provide under commercial agreements with Green Plains Trade account for a substantial portion of our revenues for the foreseeable future. Therefore, we are subject to risk of nonpayment or nonperformance by Green Plains Trade and our parent under the commercial agreements. Any event, whether related to our operations or otherwise, that materially and adversely affects Green Plains Trade's or our parent's financial condition, results of operations or cash flows may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the operational and business risks of our parent and its subsidiaries.

Green Plains Trade may suspend, reduce or terminate its commercial agreement obligations with us in certain circumstances.

All of our commercial agreements with Green Plains Trade include provisions that permit Green Plains Trade to suspend, reduce or terminate its obligations under the agreements if certain events occur. Under all of our commercial agreements, these events include a material breach of such agreements by us, the occurrence of certain force majeure events that would prevent Green Plains Trade or us from performing our respective obligations under the applicable commercial agreement and the minimum commitment, if any, not being available to Green Plains Trade for reasons outside of its control.

Accordingly, there are a broad range of events that could result in our no longer being required to store, throughput or transport Green Plains Trade's minimum commitments and Green Plains Trade no longer being required to pay the full amount of fees that would have been associated with its minimum commitments. Neither our parent nor Green Plains Trade, which we have no control over, is required to pursue a business strategy that favors us or utilizes our assets. They could elect to decrease production, shutdown, or reconfigure an ethanol plant. Furthermore, a single event or business decision relating to one of our parent's ethanol plants could have an impact on the commercial agreements with us. These actions, as well the other activities described above, could result in a reduction or suspension of Green Plains Trade's obligations under the commercial agreements. Any such action would have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make unitholder distributions.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay quarterly distributions to our unitholders.

We may not generate sufficient cash flows each quarter to enable us to pay quarterly distributions. We do not have a legal obligation to pay any distribution except to the extent we have available cash as defined in our partnership agreement. The amount of cash we can distribute on our units depends on the amount of cash we generate from our operations, which fluctuates from quarter to quarter based on (1) the volume of ethanol and other fuels we handle; (2) the fees associated with the volumes and capacity we handle; (3) payments associated with the minimum commitments under our commercial agreements with Green Plains Trade, (4) timely payments by Green Plains Trade and other third parties; and (5) prevailing economic conditions. The cash we have available for distribution also depends on other factors, some of which are beyond our control, including: (1) the amount of our operating expenses and general and administrative expenses, including reimbursements to our general partner in respect of those expenses; (2) our capital expenditures; (3) cost of acquisitions and organic growth projects; (4) our debt service requirements and other liabilities; (5) fluctuations in our working capital needs; (6) our ability to borrow funds and access capital markets; (7) restrictions contained in our credit facility and other debt service requirements; (8) the cash reserves established by our general partner; and (9) other business risks affecting our cash levels.

Ethanol production and marketing is a highly competitive business subject to changing market demands and regulatory environments. Change in our parent's business or financial strategy to meet such demands or requirements may negatively impact us.

Ethanol storage, transportation and marketing is highly competitive. In the U.S., our parent competes with farmer cooperatives, corn processors and refiners. There is also risk of foreign competition that may be able to produce ethanol at lower input costs than our parent. As part of its total transformation, our parent is changing its focus of its operations by

developing new types of facilities, suspending or reducing certain operations, modifying or closing facilities and/or terminating operations. Changes may be considered to meet market demands, to satisfy regulatory requirements, such as climate, or environmental issues, or safety objectives, to improve operational efficiency or for other reasons. Our parent actively manages its assets and operations, and, therefore, changes of some nature, possibly material to its business relationship with us, are likely to occur at some point in the future.

Neither our parent nor Green Plains Trade is obligated to use our services with respect to volumes or volumetric capacity in excess of the applicable minimum commitment under the respective commercial agreements. Furthermore, we may be unable to renew or extend our commercial agreements with Green Plains Trade or renew them on favorable terms.

Our ability to distribute a quarterly distribution to our unitholders will be adversely affected if we do not receive, store, transfer, transport or deliver additional volumes or use volumetric capacity for Green Plains Trade or other third parties at our ethanol storage facilities, at our fuel terminal facilities or on our railcars. In addition, the remaining term of Green Plains Trade's obligations under each agreement extends for approximately 6.5 years in the case of the storage and throughput agreement, 6.5 years in the case of the rail transportation services agreement, 1.0 year in the case of the terminal services agreements that provide for minimum commitments, and five months in the case of the trucking transportation agreement. If, at the end of the remaining term, our parent and Green Plains Trade elect not to extend these agreements and, as a result, fail to use our assets and we are unable to generate additional revenues from third parties, our ability to pay cash distributions to our unitholders will be reduced. Furthermore, any renewal of the commercial agreements with Green Plains Trade may not be on favorable commercial terms. To the extent we are unable to renew the commercial agreements with Green Plains Trade on terms that are favorable to us, our revenue and cash flows could decline and our ability to pay cash distributions to our unitholders could be materially and adversely affected.

Green Plains Trade's minimum take-or-pay capacity commitment under the rail transportation services agreement will be reduced proportionately as our railcar leases expire if we do not enter into new rail transportation services agreements.

We lease our fleet of railcars from several lessors pursuant to lease agreements with remaining terms ranging from less than one year to approximately five years with a weighted average remaining term of 3.5 years. As our railcar lease agreements expire, the respective capacity of those expired leases will no longer be subject to the rail transportation services agreement, and Green Plains Trade's minimum take-or-pay capacity commitment will be reduced proportionately. Of our current leased railcar fleet, 28.8%, 13.6%, and 22.1% of the railcar volumetric capacity have terms that expire in the years ended December 31, 2023, 2024, and 2025, respectively, or approximately 64.5% of our total current railcar volumetric capacity during that time frame. If at the end of the terms under the lease agreements, we do not enter into new commercial arrangements with respect to rail transportation services, our revenues and cash flows could decline and our ability to pay cash distributions to our unitholders could be materially and adversely affected.

Railcars used to transport ethanol and other fuels will need to be retrofitted or replaced to meet new rail safety standards.

In 2015, the DOT announced final rules which call for enhanced tank car standards known as the DOT specification 117, or DOT-117 tank car, and establishes a schedule for retrofitting or replacing older tank cars carrying crude oil and ethanol. These regulations will result in upgrades or replacements of our railcars, and may have an adverse effect on our operations as lease costs for railcars may increase over the long term. The deadline for compliance with DOT specification 117 is May 1, 2023. As of December 31, 2022, approximately 87% of our 2,500 railcars were DOT 117 compliant.

Our railcars are also subject to federally-mandated tank car requalification, which requires inspection, repairs and upgrades to our current railcar fleet every ten years. Due to these regulatory standards, as well as any potential modifications that may be issued in the future, existing railcars could be out of service for a period of time while such upgrades are made, tightening supply in an industry that is highly dependent on such railcars to transport its product. Since we cannot charge our customers for railcars that are out of service, a significant increase in out of service railcars could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions. Additionally, railroads may make tariff adjustments and specifically have modified their tariffs to incent larger unit trains that in some instances may require modifications to our terminals to accommodate these larger unit trains. Tariff changes of this nature may result in customers' unwillingness to renew contracts with us if such improvements are not made. The foregoing could have an adverse impact on our financial condition, results of operations, cash flows and ability to make distributions.

Rail logistical or labor problems may delay the delivery of our customers' products.

Rail labor issues or weather related incidents, particularly snow and flooding, can cause increased transit times and result in rail congestion at destinations. In the past, rail delays have caused some ethanol plants to slow or suspend production. If railroad performance is inadequate, we may face delays in shipping railcars to and from our parent's ethanol plants, which may affect our ability to transport product. Rail logistical problems outside of our control or our customers could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions.

If the U.S. were to withdraw from or materially modify certain international trade agreements, our business, financial condition and results of operations could be materially adversely affected.

Ethanol is exported to Canada, South Korea, India, Mexico, Brazil and other countries. The past administration expressed antipathy towards many existing international trade agreements and has significantly increased tariffs on goods imported into the U.S., which in turn led to retaliatory actions on US exports. Such trade issues may have a material effect on our parent's, and consequently our, business, financial condition and results of operations.

Future events could result in impairment of long-lived assets, goodwill, or equity method investments, which may result in charges that adversely affect our results of operations.

Long-lived assets, including property and equipment and operating lease right-of-use assets, as well as goodwill and equity method investments, are evaluated for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Our impairment evaluations are sensitive to changes in key assumptions used in our analysis and may require use of financial estimates of future cash flows. Application of alternative assumptions could produce significantly different results. We may be required to recognize impairments based on future economic factors such as unfavorable changes in estimated future undiscounted cash flows.

Any inability to maintain required regulatory permits may impede or completely prohibit our parent's and our operations. Additionally, any change in environmental and safety regulations, including those related to climate change, or violations of existing regulations, may impede our parent's and our ability to operate our respective businesses successfully.

Our and our parent's operations are subject to extensive air, water and other environmental regulation. Our parent obtained a number of environmental permits to construct and operate its ethanol plants. Ethanol production involves the emission of various airborne pollutants. In addition, governing state agencies could impose conditions or other restrictions in the permits that are detrimental to our parent and us or which increase our parent's costs above those required for profitable operations. Any such event could have a material adverse effect on our operations, cash flows and financial position.

Our assets and operations are subject to federal, state, and local laws and regulations relating to environmental protection and safety that may require substantial expenditures.

Our assets and operations involve the receipt, storage, transfer, transportation and delivery of ethanol, which is subject to stringent federal, state and local laws and regulations governing operational safety and the discharge of materials into the environment. Our business involves the risk that ethanol and other fuels may gradually or suddenly be released into the environment. To the extent not covered by insurance or an indemnity, responding to the release of regulated substances, including releases caused by third parties, into the environment may cause us to incur potentially material expenditures related to response actions, government penalties, natural resources damages, personal injury or property damage claims from third parties and business interruption. Our operations are also subject to strict federal, state and local laws and regulations related to protection of the environment that require us to comply with various safety requirements regarding the design, installation, testing, construction and operational management of our assets. Compliance with such laws and regulations may cause us to incur potentially material capital expenditures associated with the construction, maintenance and upgrading of equipment and facilities. Our failure to comply with any environmental or safety-related regulations could result in the assessment of administrative, civil or criminal penalties, the imposition of investigatory and remedial liabilities and the issuance of injunctions that may subject us to additional operational constraints. Any such penalties or liabilities could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions.

Future demand for ethanol is uncertain and changes in federal mandates, public perception, global political or economic events, climate concerns related to fossil fuels, consumer acceptance and overall consumer demand for transportation fuel could affect demand.

There are limited markets for ethanol beyond the federal mandates and further consumer acceptance of E15 and E85 fuels may be necessary before ethanol can achieve significant market share growth. Discretionary and E85 blending are important secondary markets. Discretionary blending is often determined by the price of ethanol relative to gasoline, and availability to consumers. When discretionary blending is financially unattractive, the demand for ethanol may be reduced. Demand for ethanol is also affected by overall demand for transportation fuel and with fossil fuels under pressure due to climate change concerns, which may adversely affect ethanol demand. Global events, such as COVID-19, which has disrupted supply chains and at times travel, and such as the war in Ukraine and sanctions associated therewith, which have disrupted customary product flows, exports and prices, all which impact the demand and supply of fossil fuels and in turn, for ethanol. Consumer demand for gasoline may be impacted by emerging transportation trends, such as electric vehicles or ride sharing. Additionally, factors such as over-supply of ethanol, which has been the case for some time, may continue to negatively impact our parent's business. Reduced demand for ethanol may depress the value of our parent's products, erode its margins, and reduce our parent's, and consequently our, ability to generate revenue or operate profitably.

Government mandates affecting ethanol could change and impact the ethanol market.

The RFS mandates the minimum volume of renewable fuels that must be blended into the transportation fuel supply each year which affects the domestic market for ethanol. Each year the EPA is supposed to undertake rulemaking to set the RVO for the following year, though at times months or years pass without a finalized RVO. Further, the EPA has the authority to waive the requirements, in whole or in part, if there is inadequate domestic renewable fuel supply or the requirement severely harms the economy or the environment. After 2022, volumes shall be determined by the EPA in coordination with the Secretaries of Energy and Agriculture, taking into account such factors as impact on environment, energy security, future rates of production, cost to consumers, infrastructure, and other factors such as impact on commodity prices, job creation, rural economic development, or impact on food prices. The EPA also has the authority to set volumes for multiple years at a time, rather than annually as required prior to 2022.

The EPA has stated an intention to finalize a post-2022 set rulemaking by June 14, 2023, in compliance with a consent decree from the U.S. District Court for D.C.

Volumes can also be impacted as small refineries can petition the EPA for an SRE which, if approved, waives their portion of the annual RVO requirements. The EPA, through consultation with the DOE and the USDA, can grant them a full or partial waiver, or deny it outright within 90 days of submittal.

Our parent's operations, and consequently our operations, could be adversely impacted by legislation, administration actions, EPA actions, or lawsuits that may reduce the RFS mandated volumes of conventional ethanol and other biofuels through the annual RVO, the 2022 set rulemaking, the point of obligation for blending, or SREs. A recent Supreme Court ruling held that the small refineries can continue to apply for an extension of their waivers from the RFS, even if they have not been awarded a continuous string of exemptions, though the current EPA, in conjunction with the RVO rulemaking for 2020, 2021, and 2022, denied all pending SREs, a stance they have reiterated in the proposed 2023, 2024, and 2025 rulemakings. There are multiple legal challenges to how the EPA has handled SREs and RFS rulemakings.

The D.C. Circuit Court of Appeals ruled that the EPA overstepped its authority in extending the one pound Reid Vapor Pressure waiver for 10% ethanol blends to 15% ethanol blends in the summer, effectively limiting summertime sales of ethanol blends above 10% to FFVs from June 1 to September 15 each year. Notwithstanding, on April 12, 2022, the President announced that he has directed the EPA to issue an emergency waiver to allow for the continued sale of E15 during the June 1 to September 15 period. As of this filing, E15 is sold year-round at approximately 2,923 stations in 31 states.

Similarly, should federal mandates regarding oxygenated gasoline be repealed, the market for domestic ethanol could be adversely impacted. Economic incentives to blend based on the relative value of gasoline versus ethanol, taking into consideration the octane value of ethanol, environmental requirements and the RFS mandate, may affect future demand. A significant increase in supply beyond the RFS mandate could have an adverse impact on ethanol prices. Moreover, changes to RFS could negatively impact the price of ethanol or cause imported sugarcane ethanol to become more economical than domestic ethanol. Likewise, national, state and regional LCFS like that of California, Oregon, Brazil or Canada could be favorable or harmful to conventional ethanol, depending on how the regulations are crafted, enforced and modified.

Future demand may be influenced by economic incentives to blend based on the relative value of gasoline versus ethanol, taking into consideration the octane value of ethanol, environmental requirements and the value of RFS credits or RINs. A significant increase in supply beyond the RFS mandate could have an adverse impact on ethanol prices. Moreover, any changes to RFS, whether by legislation, EPA action or lawsuit, originating from issues associated with the market price of RINs could negatively impact the demand for ethanol, discretionary blending of ethanol and/or the price of ethanol. Prior actions by the EPA to grant SREs without accounting for the lost gallons, for example, resulted in lower RIN prices. Similarly, proposals to reduce annual RVO levels could also lead to lower RIN prices.

To the extent federal or state laws or regulations are modified and/or enacted, it may result in the demand for ethanol being reduced, which could negatively and materially affect our parent's, and consequently our, financial performance.

Our credit facility includes restrictions that may limit our ability to finance future operations, meet our capital needs or expand our business.

We are dependent upon the earnings and cash flow generated by our operations in order to meet our debt service obligations and to allow us to pay cash distributions to our unitholders. The operating and financial restrictions and covenants in our credit facility or in any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities, which may, in turn, limit our ability to pay cash distributions to our unitholders. Our credit facility restricts our ability to, among other things, make certain cash distributions, incur certain indebtedness, create certain liens, make certain investments, merge or sell certain of our assets, and expand the nature of our business. Furthermore, our credit facility contains covenants requiring us to maintain certain financial ratios. A failure to comply with the provisions of our credit facility could result in an event of default that could enable our lenders, subject to the terms and conditions of our credit facility, to declare the outstanding principal of that debt, together with accrued interest, to be immediately due and payable and/or to proceed against the collateral granted to them to secure such debt. If there is a default or event of default under our debt the payment of our debt is accelerated, defaults under our other debt instruments, if any, may be triggered, and our assets may be insufficient to repay such debt in full. Therefore, the holders of our units could experience a partial or total loss of their investment.

The interest rates under our credit facility may be impacted by the phase-out of LIBOR and we have exposure to increases in interest rates.

We have a term loan facility which matures on July 20, 2026 and is subject to variable interest rates based on LIBOR. LIBOR was historically the basic rate of interest widely used as a reference for setting the interest rates on loans globally. We have and continue to use LIBOR as a reference rate for our credit facility. The United Kingdom's Financial Conduct Authority, which regulates LIBOR, ceased the publication of the one week and two month LIBOR settings immediately following the LIBOR publication on December 31, 2021, and will cease the remaining U.S. dollar LIBOR settings immediately following the LIBOR publication on June 30, 2023. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new reference rate, the SOFR, calculated using short-term repurchase agreements backed by Treasury securities. The potential effect of any such event on interest expense cannot yet be determined. Our financial condition, results of operations, cash flows and ability to make distributions to our unitholders could be materially adversely affected by significant increases in interest rates.

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including, but not limited to (1) our ability to obtain additional financing, if necessary, for working capital, capital expenditures or other purposes may be impaired, or such financing may not be available on favorable terms; (2) our funds available for operations, future business opportunities and distributions to our unitholders will be reduced by that portion of our cash flow required to service our debt; (3) we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and (4) our flexibility in responding to changing business and economic conditions may be limited.

Our parent is required to comply with a number of covenants under its existing loan agreements that could hinder our ability to grow our business, pay cash distributions and maintain our credit profile. Our ability to obtain credit in the future may

also be affected by our parent's financial condition, our own credit profile and the environment for access to capital for master limited partnerships.

Our parent must devote a portion of its cash flows from operating activities to service its indebtedness. A higher level of indebtedness at our parent in the future increases the risk that its subsidiary, Green Plains Trade, may default on its obligations under the commercial agreements with us. Our parent and its subsidiaries may incur additional debt in the future, including secured debt. Our parent's existing and future debt arrangements, as applicable, may limit its ability to, among other things, incur additional indebtedness, make capital expenditures above certain limits, pay dividends or distributions, merge or consolidate, or dispose of substantially all of its assets, and may directly or indirectly impact our operations in a similar manner. Our parent's subsidiaries are also required to maintain specified financial ratios, including minimum cash flow coverage, minimum working capital and minimum net worth. If any of its subsidiaries default, and if such default is not cured or waived, our parent's lenders could, among other things, accelerate their debt and declare that debt immediately due and payable. If this occurs, our parent may not be able to repay such debt or borrow sufficient funds to refinance. No assurance can be given that the future operating results of our parent's subsidiaries will be sufficient to achieve compliance with such covenants and requirements, or in the event of a default, to remedy such default. In the event that our parent were to default under certain of its debt obligations, there is a risk that our parent's creditors would assert claims against us with respect to our contracts with Green Plains Trade, our parent's assets, and Green Plains Trade's ethanol and other product we throughput and handle during the litigation of their claims. The defense of any such claims could be costly and could materially impact our financial condition, even absent any adverse determination. In the event these claims were successful, Green Plains Trade's ability to meet its obligations under our commercial agreements and our ability to make distributions and finance our operations could be materially adversely affected.

Our future growth could be limited by constrained access to capital or if we are unable to make acquisitions on economically acceptable terms, or if the acquisitions we make reduce, rather than increase, our cash flows.

Access to growth capital has been constrained by market conditions and our ability to grow our business and increase distributions to our unitholders is dependent on our ability to acquire businesses or assets that increase our cash flows. The acquisition component of our growth strategy has been based, in large part, on our expectation of ongoing divestitures of complementary assets by industry participants, including in conjunction with acquisitions by our parent. A material decrease in such divestitures would limit our opportunities for future acquisitions and could adversely affect our ability to grow our operations and increase cash distributions to our unitholders. If we are unable to make acquisitions from third parties because we are unable to identify attractive acquisition candidates, negotiate acceptable purchase contracts, obtain financing for these acquisitions on economically acceptable terms or we are outbid by competitors, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact not yield such results and could result in a decrease in cash flows.

Inflation may impact cost and/or availability of materials, inputs, and labor, which may adversely affect operating results.

We have experienced inflationary impacts on labor costs, wages, components, equipment, other inputs and services across our business and inflation and its impact could escalate in future quarters, many of which are beyond our control. Moreover, we have fixed price arrangements with our customers and are not able to pass those costs along in most instances. As such, inflationary pressures could have a material adverse effect on our performance and financial statements.

We could be adversely affected by cyber-attacks or failure of our or our parent's internal computer network and applications to operate as designed.

We and our parent rely on network infrastructure and enterprise applications, and internal technology systems for our operations. These systems are subject to damage from natural disasters, power loss, telecommunication failures, cyber-attacks, viruses, physical or electronic vandalism or other similar disruptions that could cause system interruptions and loss of critical data and could prevent us or our parent from fulfilling customers' orders. While our parent did have a minor attack with minimal consequences in 2021, cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to information technology networks and systems to more sophisticated and targeted measures, directed at a company, its products, its customers and/or its third-party service providers. Despite the implementation of cybersecurity measures, our information technology systems may still be vulnerable to cybersecurity threats and other electronic security breaches. While we believe we have taken reasonable efforts to protect ourselves, we cannot assure our unitholders that any of our or our parent's backup systems would be sufficient. Any event that causes failures or interruption

in systems could result in disruption of our or our parent's business operations, have a negative impact on our parent's and our operating results, which could negatively affect our financial condition, cash flows and ability to make distributions.

Our insurance policies do not cover all losses, costs or liabilities that we may experience, and insurance companies that currently insure companies in the energy industry may cease to do so or substantially increase premiums.

We are insured under the property, liability and business interruption policies of our parent, and are subject to the deductibles and limits. Our parent has acquired insurance that we believe to be adequate to prevent loss from material foreseeable risks. However, events may occur for which no insurance is available or for which insurance is not available on terms that are acceptable. Loss from an event may not be insured and may have a material adverse effect on our and our parent's operations, cash flows and financial position. Additionally, certain of our parent's ethanol plants and our storage tanks, as well as certain of terminal facilities are located within seismic and flood zones. We believe the design of these facilities have been modified to meet structural requirements for those regions of the country. Our parent has also obtained additional insurance coverage specific to earthquake and flood risks for the applicable facilities. However, there is no assurance that any such facility would remain in operation if a seismic or flood event were to occur. If we experience insurable events, our annual premiums could increase further or insurance may not be available at all. If significant changes in the number or financial solvency of insurance underwriters for the industry occur, we may be unable to obtain and maintain adequate insurance at a reasonable cost. We cannot assure our unitholders that we will be able to renew our insurance coverage on acceptable terms, if at all, or that we will be able to arrange for adequate alternative coverage in the event of non-renewal.

We could be adversely affected by terrorist attacks, threats of war or actual war.

Terrorist attacks, as well as events occurring in response to or in connection with them, including threats of war or actual war, may adversely affect our and our parent's financial condition, results of operations, cash flows, and ability to make distributions to our unitholders. A direct attack on our parent's assets, our assets, or assets used by us could have a material adverse effect on our financial condition, cash flows and ability to make distributions to our unitholders.

Environmental, social and corporate governance matters and uncertainty regarding regulation of such matters may increase our operating costs, impact our capital markets, and potentially reduce the value of our assets.

The issue of global climate change continues to attract considerable public and scientific attention with widespread concern about the impacts of human activity, especially the emissions of greenhouse gases such as carbon dioxide and methane. Several states have already adopted measures requiring reduction of greenhouse gases within state boundaries. Other states have elected to participate in voluntary regional cap-and-trade programs. Any significant legislative changes at the international, national, state or local levels could increase the cost of production for our parent and could materially reduce the value of our assets. Apart from governmental regulation, some investment banks based both domestically and internationally have announced that they have adopted environmental, social and corporate governance guidelines (ESG). The impact of such efforts may adversely affect the demand for and price of securities issued by us, and impact our access to the capital and financial markets.

Replacement technologies could make corn-based ethanol or our process technology obsolete.

Ethanol is primarily an additive and oxygenate for blended gasoline. There is always the possibility that a preferred alternative product could emerge and prove to be environmentally or economically superior to ethanol. New ethanol process technologies may emerge. Our parent's process technologies may become outdated and obsolete, placing it at a competitive disadvantage against competitors in the industry. The development of any of these factors may have a material adverse effect on our parent's, and consequently our, operations, cash flows and financial position.

Our business continues to be impacted by the COVID-19 outbreak.

There are uncertainties from COVID-19 or similar pandemics that continue, and include the severity of the virus and additional variants; the duration of the outbreak; federal, state or local governmental regulations or other actions which could impact our operations; the effect on customer demand resulting in a decline in the demand for our parent's products; impacts on supply chain and potential limitations of supply of our parent's feedstocks; interruptions of rail and distribution systems and delays in the delivery of product; the health of our workforce, and our ability to meet staffing needs for our operations; and volatility in the credit and financial markets. Specifically, we have experienced throughput fluctuations, primarily driven

by fluctuating demand for our parent's products, and rail disruptions. Any of the foregoing may have an adverse impact our business, operations and/or profitability. We continue to actively manage our response and assess potential impacts to our future financial position and operating results. While many restrictions have been lifted, it is not possible for us to predict if any risks could return that could affect our business, or how any additional measures could impact our operations or those of our parent. The COVID-19 pandemic and related economic repercussions have created significant volatility, uncertainty, and turmoil in the energy industry and could impact our future financial position and operations, including those of our parent, and could adversely impact on our profitability.

Risks Related to an Investment in Us

Our parent owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including our parent and Green Plains Trade, have conflicts of interest and limited duties to us and our unitholders. They may favor their own interests to our detriment and that of our unitholders.

Our parent owns and controls our general partner and appoints all of the directors of our general partner. Some of the directors and all of the executive officers of our general partner are also directors or officers of our parent. Although our general partner has a duty to manage us in a manner it believes to be in our best interests, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of its owner, our parent. Conflicts of interest may arise between our general partner and its affiliates, including our parent and Green Plains Trade, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates, including our parent and Green Plains Trade, over the interests of our unitholders, which could have an adverse impact on your investment in us.

Except as provided in our omnibus agreement, affiliates of our general partner, including our parent and Green Plains Trade, may compete with us, and have any obligations to present business opportunities to us.

Except as provided in our omnibus agreement, affiliates of our general partner, including our parent and Green Plains Trade, may compete with us. Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including our parent and Green Plains Trade, and their respective executive officers and directors. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us does not have any duty to communicate or offer such opportunity to us. Any such person or entity is not liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner, including our parent and Green Plains Trade, and result in less than favorable treatment of us and our common unitholders.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner's duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Ongoing cost reimbursements and fees due to our general partner and its affiliates for services provided, which are determined by our general partner in its sole discretion, are substantial and reduce the amount of cash that we have available for distribution to our unitholders.

Prior to making distributions on our common units, we reimburse our general partner and its affiliates for expenses they incur on our behalf. These expenses include all costs incurred by our general partner and its affiliates in managing and operating us, including costs for rendering certain management, maintenance and operational services to us, reimbursable pursuant to the operational services and secondment agreement. Our partnership agreement provides that our general partner determines the expenses that are allocable to us in good faith. Under the omnibus agreement, we have agreed to reimburse our parent for certain direct or allocated costs and expenses incurred by our parent in providing general and administrative

services in support of our business. In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Payments to our general partner and its affiliates, are substantial and reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement requires we distribute our available cash, which could limit our growth ability to make acquisitions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we rely primarily upon external financing sources to fund our expansion capital expenditures and acquisitions. Therefore, to the extent that we are unable to finance growth externally, our cash distribution policy significantly impairs our ability to grow. In addition, because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional partnership interests in connection with any acquisitions or expansion capital expenditures or as in-kind distributions, our current unitholders will experience dilution and the payment of distributions on those additional partnership interests may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate that there will be limitations in our credit facility, on our ability to issue additional partnership securities, including units senior to the common units. The incurrence of additional commercial borrowings or debt to finance our growth strategy would result in increased debt service costs which, in turn, may impact the available cash that we have to distribute to our unitholders.

Our partnership agreement replaces our general partner's fiduciary duties to holders of our common units with contractual standards governing its duties and restricts remedies available to holders.

Per Delaware law, our partnership agreement contains provisions that eliminate fiduciary standards that our general partner would otherwise be held to by state law and replaces those duties with different contractual standards. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise, free of any duties to us and our unitholders. It has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, any action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, and is not subject to any higher standard imposed by Delaware law, or any other law, rule or regulation, or at equity; our general partner does not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith; our general partner and its officers and directors are not liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful; and our general partner is not in breach of its obligations under the partnership agreement or its duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is approved by the Conflicts Committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; approved by a majority vote of the outstanding common units, excluding common units owned by our general partner and its affiliates; or otherwise meets standards set forth in our partnership agreement.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, our partnership agreement provides that any determination by our general partner must be made in good faith, and that our Conflicts Committee and the board of directors of our general partner are entitled to a presumption that they acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

Our partnership agreement designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders, which limits our unitholders' ability to choose the judicial forum for disputes with us or our general partner's directors, officers or other employees.

Our partnership agreement provides that, with certain limited exceptions, the Delaware Court of Chancery will be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (2) brought in a derivative manner on our behalf; (3) asserting a claim of breach of a duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners; (4) asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act; or (5) asserting a claim against us governed by the internal affairs doctrine, each referred to as a unitholder action. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding unitholder actions and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such unitholder actions. These provisions may have the effect of discouraging lawsuits against us and our general partner's directors and officers that may otherwise benefit us and our unitholders.

Our partnership agreement provides that any unitholder bringing certain unsuccessful unitholder actions is obligated to reimburse us for any costs we have incurred in connection with such unsuccessful unitholder action.

If any unitholder brings any unitholder action and such person does not obtain a judgment on the merits that substantially achieves the full remedy sought, then such person shall be obligated to reimburse us and our affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys' fees and other litigation expenses, that the parties may incur in connection with such action. A limited partner or any person holding a beneficial interest in us (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise) is subject to these provisions. By purchasing a common unit, a limited partner is irrevocably consenting to these potential reimbursement obligations regarding unitholder actions. The reimbursement provision in our partnership agreement is not limited to specific types of unitholder action but is rather potentially applicable to the fullest extent permitted by law. Such reimbursement provisions are relatively new and untested. The case law and potential legislative action on these types of reimbursement provisions are evolving and there exists considerable uncertainty regarding the validity of, and potential judicial and legislative responses to, such provisions. It is unclear how courts might apply the standard that a claiming party must obtain a judgment that substantially achieves, in substance and amount, the full remedy sought. The application of our reimbursement provision in connection with such unitholder actions, if any, depends in part on future developments of the law. This uncertainty may have the effect of discouraging lawsuits against us and our general partner's directors and officers that might otherwise benefit us and our unitholders. In addition, given the unsettled state of the law related to reimbursement provisions, such as ours, we may incur significant additional costs associated with resolving disputes with respect to such provision, which could adversely affect our business and financial condition.

Our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with resetting of target distribution levels for its incentive distribution rights, without approval of the Conflicts Committee or the holders of our common units, which could result in lower distributions to holders of our common units.

Our general partner has the right, as the initial holder of our incentive distribution rights, at any time when our general partner has received incentive distributions at the highest level to which it is entitled (48%, in addition to distributions paid on its 2% general partner interest) for each of the prior four consecutive fiscal quarters and the amount of each such distribution did not exceed the adjusted operating surplus for such quarter, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution. If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units. The number of common units to be issued to our general partner will equal the number of common units that would have entitled the holder to an aggregate quarterly cash distribution in the quarter prior to the reset election equal to the distribution to our general partner on the incentive distribution rights in the quarter prior to the reset election. Our general partner will also be issued the number of general partner interests necessary to maintain our general partner's interest in us at the level that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such reset. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive

distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units and general partner interests to our general partner in connection with resetting the target distribution levels.

Our general partner has limited call rights that may require unitholders to sell common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three business days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, our unitholders may be required to sell their common units at an undesirable time or price and may not receive any return, or may receive a negative return, on their investment. Our unitholders may also incur a tax liability upon a sale of their common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. Our parent currently does not have sufficient ownership to exercise the call right.

Our unitholders have limited voting rights and are not entitled to elect our general partner or the board of directors of our general partner, which could reduce the price at which our common units trade.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Our unitholders did not elect our general partner or the board of directors of our general partner, and have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner, including its independent directors, is chosen by the member of our general partner. Furthermore, if our unitholders are dissatisfied with the performance of our general partner, they have little ability to remove our general partner. Our partnership agreement also contains provisions limiting the ability of our unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders' ability to influence management. As a result, the price at which our common units trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if our unitholders are dissatisfied, they cannot remove our general partner without its consent.

Our unitholders are unable to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common units is required to remove the general partner. Our parent currently does not have sufficient ownership to take such action.

Our partnership agreement eliminates the voting rights of certain unitholders owning 20% or more of our common units.

Our unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, including our parent, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our general partner's interest in us or the control of our general partner or the incentive distribution rights held by our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of our parent from transferring all or a portion of its ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and thereby exert significant control over the decisions made by the board of directors and officers. This effectively permits a "change of control" without the vote or consent of our unitholders. Our general partner may transfer all or a portion of its incentive distribution rights to a third party at any time without the consent of our unitholders, and such

transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the test for resetting target distributions have been fulfilled. If our general partner transfers the incentive distribution rights to a third party, it may not have the same incentive to grow our partnership and increase quarterly distributions to our unitholders over time as it would if it had retained ownership of the incentive distribution rights. A transfer of incentive distribution rights by our general partner may reduce chances of our parent accepting offers relating to assets and our parent would have less incentive to grow our business, which in turn would impact our ability to grow.

We may issue additional partnership interests, including units that are senior to the common units, without unitholder approval, which would dilute our unitholders' existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests or general partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units, general partner interests or other equity securities of equal or senior rank to our common units as to distributions or in liquidation or that have special voting rights or other rights, have the following effects: each unitholder's proportionate ownership interest in us will decrease; the amount of distributable cash flow on each unit may decrease; because the amount payable to holders of incentive distribution rights is based on a percentage of the total distributable cash flow, the distributions to holders of incentive distribution rights will increase even if the per unit distribution on common units remains the same; the ratio of taxable income to distributions may increase; the relative voting strength of each previously outstanding unit may be diminished; claims of the common unitholders to our assets in the event of our liquidation may be subordinated; and market price of the common units may decline. Additional general partner issuances of interests may have the following effects, among others, if such general partner interests are issued to a person not an affiliate of our parent: management of our business may no longer reside solely with our current general partner; and affiliates of the newly admitted general partner may compete with us, and neither will have any obligation to send business opportunities to us.

Our general partner's discretion in establishing cash reserves may reduce distributable cash flow to our unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, our partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements that we are a party to, or to provide funds for future distributions to partners. These cash reserves affect the amount of distributable cash flow to our unitholders.

If we distribute available cash from capital surplus, our minimum quarterly distribution will be proportionately reduced, and the target distribution relating to our general partner's incentive distributions will be proportionately decreased.

Our distributions of available cash are characterized as derived from either operating surplus or capital surplus. Operating surplus as defined in our partnership agreement generally means amounts we have received from operations or "earned," less operating expenditures and cash reserves to provide funds for our future operations. Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus, and generally would result from cash received from non-operating sources such as sales of other dispositions of assets and issuances of debt and equity securities. Our partnership agreement treats a distribution of capital surplus as the repayment of the IPO initial unit price. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be proportionately reduced. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, the effects of distributions of capital surplus may make it easier for our general partner to receive incentive distributions.

Unitholder liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we own assets and conduct business throughout much of the U.S. Our unitholders could be liable for any and all of our obligations as if they were a general partner if a court or government agency determines that we were conducting business in a state but had not complied with that particular state's partnership statute; or unitholder rights to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute "control" of our business.

Our unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, our unitholders may have to repay amounts wrongfully distributed to them. Under Delaware law, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement.

Our common unit price may fluctuate significantly, which could cause our unitholders to lose all or part of their investment.

As of December 31, 2022, there are 11,660,274 publicly traded common units. In addition, our parent owns 11,586,548 common units, representing an aggregate 48.8% limited partner interest in us. Our unitholders may not be able to resell their common units at or above their purchase price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price and limit the number of investors who are able to buy the common units. Market price of our common units may decline below current levels. Market price of our common units may also be influenced by many factors, some of which are beyond our control. As a result, investors in our common units may not be able to resell their common units at or above the current trading price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common units, regardless of our operating performance.

Nasdaq does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

Because we are a publicly traded partnership, Nasdaq does not require us to have a majority of independent directors on our general partner's board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, our unitholders do not have the same protections afforded to certain corporations that are subject to all of Nasdaq's corporate governance requirements.

Tax Risks to Our Unitholders

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for U.S. federal income tax purposes, this would subject us to entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

The anticipated after-tax benefit of an investment in our units depends largely on treatment as a partnership for U.S. federal income tax purposes. It is possible in certain circumstances for a partnership such as ours to be treated as a corporation for U.S. federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to taxation as an entity. If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal income tax on our taxable income at the corporate tax rate and would likely pay state and local income tax at varying rates. Distributions to our unitholders would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits would flow through to our unitholders. Because a tax would be imposed upon us, our distributable cash flow would be substantially reduced. In addition, changes in current state law may subject us to additional entity-level taxation by individual states. Imposition of any such taxes may substantially reduce the distributable cash flow to our unitholders and after-tax return to our unitholders, likely causing a substantial reduction in the value of our units. Our partnership agreement provides that, if laws are enacted or modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for U.S. federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, may be modified by administrative, legislative or judicial interpretation at any time. Any modification to the U.S. federal income tax laws and

interpretations thereof may be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for U.S. federal income tax purposes. We are unable to predict whether any of these changes or any other proposals will ultimately be enacted or adopted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

If the IRS were to contest the U.S. federal income tax positions we take, it may adversely impact the market for our common units, and the costs of any such contest would reduce distributable cash flow to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for U.S. federal income tax purposes. The IRS may adopt positions that differ from the positions we take. A court may not agree with some or all of the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which they trade. Moreover, the costs of any contest between us and the IRS will result in a reduction in distributable cash flow to our unitholders and thus will be borne indirectly by our unitholders. Large partnerships are required to pay federal tax deficiencies. A tax assessment paid by the partnership would reduce distributable cash flow available to unitholders, potentially for tax assessments related to years in which they did not own partnership units.

Even without cash distributions from us, our unitholders are required to pay taxes on their share of our taxable income.

Because our unitholders are treated as partners to whom we allocate taxable income, our unitholders' allocable share of our taxable income is taxable to our unitholders, which may require the payment of U.S. federal income taxes and, in some cases, state and local income taxes, on our unitholders' share of our taxable income even if our unitholders receive no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell common units, they will recognize gain or loss equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units they sell will, in effect, become taxable income to them if they sell such common units at a price greater than the tax basis therein, even if the price they receive is less than their original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income to such unitholder due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder's share of our nonrecourse liabilities, if our unitholders sell common units, they may incur a tax liability in excess of the amount of cash they receive from the sale.

Tax-exempt entities and non-U.S. persons owning our common units face unique tax issues that may result in adverse tax consequences to them.

Investment in our common units by tax-exempt entities, such as IRAs, and non-U.S. persons, raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from U.S. federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. Tax exempt entities and non-U.S. persons should consult a tax advisor before investing in our common units.

We treat each purchaser of our common units as having the same tax benefits without regard to the common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Because we cannot match transferors and transferees of common units and certain other reasons, we adopted depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. Our counsel is unable to opine as to the validity of such filing positions. It also could affect timing of these tax benefits or the amount of gain from common units sales and could have a negative impact on the value of our common units or result in audit adjustments to our unitholders' tax returns.

We prorate our items of income, gain, loss, and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss, and deduction among our unitholders.

We prorate our items of income, gain, loss, and deduction for U.S. federal income tax purposes between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this proration method may not be permitted under existing Treasury Regulations. The U.S. Treasury recently adopted final Treasury Regulations allowing similar monthly simplifying conventions. However, the final Treasury Regulations do not specifically authorize the use of the proration method that we have adopted and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge our proration method, we may be required to change the allocation of items of income, gain, loss, and deduction among our unitholders.

A unitholder whose common units are the subject securities' loan (e.g., a loan to a "short seller" to cover a short sale of common units) may be considered as having disposed of those common units. If so, he would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a "short seller" to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for U.S. federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies that may result in a shift of income, gain, loss, and deduction between our unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional common units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss, and deduction between certain of our unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss, and deduction between our general partner and certain of our unitholders. A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

As a result of investing in our common units, our unitholders may be subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to U.S. federal income taxes, our unitholders may be subject to other taxes, including foreign, state, and local taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if our unitholders do not live in any of those jurisdictions. Our unitholders may be required to file foreign, state, and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We expect to conduct business in multiple states, many of which impose a personal income tax on individuals as well as corporations and other entities. It is the responsibility of our unitholders to file all U.S. federal, foreign, state, and local tax returns.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

See *Item 1 – Business, Our Assets and Operations* for a description of our properties and their utilization. We believe our properties and facilities are adequate for our operations and properly maintained.

Item 3. Legal Proceedings.

We may be involved in litigation that arises during the ordinary course of business. We are not, however, involved in any material litigation at this time.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

On June 26, 2015, our common units began trading under the symbol "GPP" on Nasdaq. On July 1, 2015, we completed our IPO of 11,500,000 common units, representing limited partner interests, for $15.00 per common unit. The requirements under the partnership agreement for the conversion of all of the outstanding subordinated units into common units were satisfied upon the payment of the distribution with respect to the quarter ended June 30, 2018. Accordingly, the subordination period ended on August 13, 2018, the first business day after the date of the distribution payment, and all of the 15,889,642 outstanding subordinated units were converted into common units on a one-for-one basis. Our parent currently owns 11,586,548 common units, constituting a 48.8% limited partner ownership interest in us.

Holders of Record

We had five holders of record of our common units as of February 7, 2023, one of which holds 11,586,548 of the outstanding common units held by the public, including those held in street name.

Cash Distribution Policy

Quarterly distributions are made from available cash within 45 days after the end of each calendar quarter, assuming the partnership has available cash. Available cash generally means all cash and cash equivalents on hand at the end of that quarter less cash reserves established by our general partner plus all or any portion of the cash on hand resulting from working capital borrowings made subsequent to the end of that quarter. For additional information on our cash distribution policy, please refer to *Note 11 – Partners' Equity* to the consolidated financial statements in this report.

Issuer Purchases of Equity Securities

None.

Recent Sales of Unregistered Securities

None.

Equity Compensation Plans

Refer to *Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters* for information regarding units authorized for issuance under equity compensation plans in this report.

Performance Graph

The following graph compares our cumulative total return on our common units to the cumulative total return of the S&P 500 Index and the Alerian MLP Index for each of the five years ended December 31, 2022. The graph assumes $100 was invested in each option at December 31, 2017, and that all dividends were reinvested. The Alerian MLP Index is a composite of the 50 most prominent master limited partnerships and is calculated using a float-adjusted, capitalization weighted methodology.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Green Plains Partners LP, the S&P 500 Index
and the Alerian MLP Index



*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/17	12/18	12/19	12/20	12/21	12/22
Green Plains Partners LP	$ 100.00	$ 81.34	$ 94.42	$ 59.27	$ 112.44	$ 117.00
S&P 500	100.00	95.62	125.72	148.85	191.58	156.89
Alerian MLP	100.00	87.58	93.32	66.55	93.28	122.12

The information in the graph is not considered solicitation material, nor will it be filed with the SEC or incorporated by reference into any future filing under the Securities Act or Exchange Act unless we specifically incorporate it by reference into our filing.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

The following discussion and analysis includes information management believes is relevant to understand and assess our financial condition and results of operations. This section should be read together with our consolidated financial statements, accompanying notes and risk factors contained in this report.

Overview

We are a master limited partnership formed by our parent to be its principle provider of fuel storage and transportation services. On July 1, 2015, we completed our IPO, and, in addition to the interests of BlendStar, obtained the assets and liabilities of the ethanol storage and leased railcar assets contributed by our parent in a transfer between entities under common control. We also entered into long-term, fee-based commercial agreements for storage and transportation services with Green Plains Trade, which are supported by minimum volume or take-or-pay capacity commitments.

Our profitability is dependent on the volume of ethanol and other fuels handled at our facilities and the amount of railcar volumetric capacity we are able to provide. Our long-term, fee-based commercial agreements generate stable, predictable cash flows supported by minimum volume or take-or-pay capacity commitments.

Information about our business, properties and strategy can be found under *Item 1 – Business* and a description of our risk factors can be found under *Item 1A – Risk Factors*.

Industry Factors Affecting our Results of Operations

U.S. Ethanol Supply and Demand

According to the EIA, domestic ethanol production averaged 1.0 million barrels per day in 2022, which was 1% higher than the 0.99 million barrels per day in 2021. Refiner and blender input volume increased 1% to 884 thousand barrels per day for 2022, compared with 875 thousand barrels per day in 2021. Gasoline demand decreased 0.2 million barrels per day, or 3%, in 2022 compared to the prior year. U.S. domestic ethanol ending stocks increased by approximately 3.2 million barrels compared to the prior year, or 15%, to 24.6 million barrels as of December 31, 2022. As of this filing, according to Prime the Pump, there were approximately 2,923 retail stations selling E15 in 31 states, up from 2,555 at the beginning of the year, and approximately 386 suppliers at 113 pipeline terminal locations now offering E15 to wholesale customers.

Global Ethanol Supply and Demand

According to the USDA Foreign Agriculture Service, domestic ethanol exports through November 30, 2022, were approximately 1,277 mmg, up 13% from 1,126 mmg for the same period of 2021. Canada was the largest export destination for U.S. ethanol, accounting for 36% of domestic ethanol export volume, driven in part by their national clean fuel standard. South Korea, Netherlands, India and the United Kingdom accounted for 12%, 8%, 7% and 5%, respectively, of U.S. ethanol exports. We currently estimate that net ethanol exports will range from 1.1 to 1.3 billion gallons in 2023, based on historical demand from a variety of countries and certain countries that seek to improve their air quality, reduce greenhouse gas emissions through low carbon fuel programs and eliminate MTBE from their own fuel supplies. The recent strengthening of the U.S. Dollar relative to other currencies has the potential to adversely impact the U.S. ethanol competitiveness in the global market, which could also impact domestic ethanol prices.

Legislation and Regulation

We are sensitive to government programs and policies that affect the supply and demand for ethanol and other fuels, which in turn may impact the volume of ethanol and other products we handle. Over the years, various bills and amendments have been proposed in the House and Senate, which would eliminate the RFS entirely, eliminate the corn based ethanol portion of the mandate, and make it more difficult to sell fuel blends with higher levels of ethanol. Bills have also been introduced to require higher levels of octane blending, and require car manufacturers to produce vehicles that can operate on higher ethanol blends. We believe it is unlikely that any of these bills will become law in the current Congress. In addition, the manner in which the EPA administers the RFS and related regulations can have a significant impact on the actual amount of ethanol and other biofuels blended into the domestic fuel supply.

Federal mandates and state-level clean fuel programs supporting the use of renewable fuels are a significant driver of ethanol, biodiesel and renewable diesel demand in the U.S. Biofuel policies are influenced by concerns for the environment, diversifying the fuel supply, and reducing the country's dependence on foreign oil. Consumer acceptance of FFVs and higher ethanol blends in non-FFVs may be necessary before ethanol can achieve further growth in U.S. surface transportation fleet market share. In addition, expansion of clean fuel programs in other states and countries, or a national low carbon fuel standard, could increase the demand for ethanol and other biofuels, depending on how they are structured.

The Inflation Reduction Act of 2022, which was signed into law on August 16, 2022, is a sweeping policy that could have many potential impacts on both our and our parent's business which we are continuing to evaluate. The legislation (1) created a new Clean Fuel Production Credit, section 45Z of the Internal Revenue Code, which runs from 2025 to 2027 of $1.00 per gallon, which could impact our parent's fuel ethanol, depending on the level of greenhouse gas reduction for each gallon; (2) created a new tax credit for sustainable aviation fuel of $1.25 to $1.75 per gallon, depending on the greenhouse gas reduction for each gallon, that could possibly involve some of our parent's low carbon ethanol through an alcohol to jet pathway, depending on the life cycle analysis model being used (this credit expires after 2024 and shifts to the 45Z Clean Fuel Production Credit, where it qualifies for $1.75 per gallon); (3) expanded the carbon capture and sequestration credit, section 45Q of the Internal Revenue Code, to $85 for each ton of carbon sequestered, which could impact our parent's carbon capture partnership and other potential carbon capture investments, though it cannot be claimed in conjunction with the 45Z Clean Fuel Production Credit, which could prove to be more valuable; (4) extended the biodiesel tax credit which could impact our parent's renewable corn oil values, as this co-product serves as a low-carbon feedstock for renewable diesel and biomass based diesel production (this credit expires after 2024 and shifts to the 45Z Clean Fuel Production credit, where all non sustainable aviation fuels qualify for up to $1.00 per gallon); (5) funded biofuel refueling infrastructure by $500 million, which could impact the availability of higher level ethanol blended fuel; (6) increased funding for working lands conservation programs for farmers by $20 billion; and (7) provided credits for the production and purchase of electric vehicles, which could impact the amount of internal combustion engines built and sold longer term, and by extension impact the demand for liquid fuels including ethanol. There are numerous additional clean energy credits included in this law, including investment tax credits for construction of clean energy infrastructure, that could impact our and our parent's overall competitiveness.

The RFS sets a floor for biofuels use in the United States. When the RFS was established in 2010, the required volume of conventional, or corn-based, ethanol to be blended with gasoline was to increase each year until it reached 15 billion gallons in 2015, which left the EPA to address existing limitations in both supply and demand.

As of December 31, 2022, the EPA has proposed RVOs for 2023, 2024 and 2025, setting the implied conventional ethanol levels at 15.25 billion gallons for each year, inclusive of 250 million gallons of supplemental volume in 2023 to reflect a court-ordered remand of a previously lowered RVO. The EPA also proposed a modest increase in biomass based diesel volumes over the three years, with a large increase in advanced biofuels for 2024 and 2025, which they expect to be fulfilled by e-RINs for electric vehicles. The EPA has agreed to a consent decree from the U.S. District Court for D.C. to finalize an RVO for 2023 (and possibly 2024 and 2025) by June 14, 2023.

Under the RFS, RINs and SREs are important tools impacting supply and demand. The EPA assigns individual refiners, blenders, and importers the volume of renewable fuels they are obligated to use in each annual RVO based on their percentage of total production of domestic transportation fuel sales. Obligated parties use RINs to show compliance with the RFS mandated volumes. Ethanol producers assign RINs to each gallon of renewable fuel they produce and the RINs are detached when the renewable fuel is blended with transportation fuel domestically. Market participants can trade the detached RINs in the open market. The market price of detached RINs can affect the price of ethanol in certain markets and can influence purchasing decisions by obligated parties. Of note, the RIN mechanism for proposed e-RINs could vary from the traditional process.

As it relates to SREs, a small refinery is defined as one that processes fewer than 75,000 barrels of petroleum per day. Small refineries can petition the EPA for a SRE which, if approved, waives their portion of the annual RVO requirements. The EPA, through consultation with the DOE and the USDA can grant them a full or partial waiver, or deny it outright within 90 days of submittal. The EPA granted significantly more of these waivers for the 2016, 2017 and 2018 reporting years than they had in prior years, totaling 790 mmg of waived requirements for the 2016 compliance year, 1.82 billion gallons for 2017 and 1.43 billion gallons for 2018. In doing so, the EPA effectively reduced the RFS mandated volumes for those compliance years by those amounts respectively, and as a result RIN values declined significantly. In the waning days of the previous administration, the EPA approved three additional SREs, reversing one denial from 2018 and granting two from 2019. A total of 88 SREs were granted under the previous administration, erasing a total of 4.3 billion gallons of potential blending demand. The EPA, under the current administration, reversed the three SREs issued in the final weeks of the previous administration, and in conjunction with the RVO rulemaking for 2020, 2021 and 2022, denied all pending SREs, a stance they have reiterated in the proposed 2023, 2024, and 2025 RVO rulemaking. There are multiple on-going legal challenges to how the EPA has handled SREs and RFS rulemakings.

The One-Pound Waiver, which was extended in May 2019 to allow E15 to be sold year-round to all vehicles model year 2001 and newer, was challenged in an action filed in Federal District Court for the D.C. Circuit. On July 2, 2021, the Circuit Court vacated the EPA's rule so the future of summertime, defined as June 1 to September 15, sales of E15 is uncertain. The Supreme Court declined to hear a challenge to this ruling. On April 12, 2022, the President announced that he has directed the EPA to issue an emergency waiver to allow for the continued sale of E15 during the summer months, and that the temporary waiver should be extended as long as the gasoline supply emergency lasts. As of this filing, E15 is sold year-round at approximately 2,923 stations in 31 states.

In October 2019, the White House directed the USDA and EPA to move forward with rulemaking to expand access to higher blends of biofuels. This includes funding for infrastructure, labeling changes and allowing E15 to be sold through E10 infrastructure. The USDA rolled out the Higher Blend Infrastructure Incentive Program in the summer of 2020, providing competitive grants to fuel terminals and retailers for installing equipment for dispensing higher blends of ethanol and biodiesel. In December 2021, the USDA announced it would administer another infrastructure grant program. The Inflation Reduction Act, signed into law in 2022, provided for an additional $500 million in USDA grants for biofuel infrastructure from 2022 to 2031, though all the funds could be awarded in the first few years of the program.

Government actions abroad can significantly impact the demand for U.S. ethanol. In September 2017, China's National Development and Reform Commission, the National Energy Agency and 15 other state departments issued a joint plan to expand the use and production of biofuels containing up to 10% ethanol by 2020. China, the number three importer of U.S. ethanol in 2016, imported negligible volumes during 2018 and 2019 due to a 30% tariff on U.S. ethanol, which increased to 70% in early 2018. There is no assurance that China's joint plan to expand blending to 10% will be carried to fruition, nor that it will lead to increased imports of U.S. ethanol in the near term. Ethanol is included as an agricultural commodity under the "Phase I" agreement with China, wherein they were to purchase upwards of $40 billion in agricultural commodities from the U.S. in both 2020 and 2021. According to the U.S. Department of Agriculture Foreign Agricultural Service, China purchased 32 mmg of U.S. ethanol in 2020, 100 mmg in 2021, and through November 2022 had imported less than 500,000 gallons.

In Brazil, the Secretary of Foreign Trade had issued a tariff rate quota which expired in December of 2020. Exports to Brazil were 186 mmg in 2020 and 69 mmg in 2021, and through November 2022 had imported 60 million gallons. On December 28, 2022, Brazil extended an import tariff exemption to U.S. ethanol through March 2023. Our parent's exports also face tariffs, rate quotas, countervailing duties, and other hurdles in the European Union, India, Peru, Colombia and elsewhere, which limits the ability to compete in some markets. We believe some countries are using the COVID-19 crisis as justification for raising duties on imports of U.S. ethanol, or blocking imports entirely.

In January 2020, the updated North American Free Trade Agreement, known as the United States Mexico Canada Agreement or USMCA was signed. The USMCA went into effect on July 1, 2020 and maintains the duty free access of U.S. agricultural commodities, including ethanol, into Canada and Mexico. According to the U.S. Department of Agriculture, exports to Canada were 454 mmg and exports to Mexico were 66 mmg through November 2022.

Environmental and Other Regulation

Our operations are subject to environmental regulations, including those that govern the handling and release of ethanol, crude oil and other liquid hydrocarbon materials. Compliance with existing and anticipated environmental laws and regulations may increase our overall cost of doing business, including capital costs to construct, maintain, operate, and upgrade equipment and facilities. Our business may also be impacted by government policies, such as tariffs, duties, subsidies, import and export restrictions and outright embargos. Our parent employs maintenance and operations personnel at each of its facilities, which are regulated by the Occupational Safety and Health Administration.

The U.S. ethanol industry relies heavily on tank cars to deliver its product to market. In 2015, the DOT finalized the Enhanced Tank Car Standard and Operational Controls for High-Hazard and Flammable Trains, or DOT specification 117, which established a schedule to retrofit or replace older tank cars that carry crude oil and ethanol, braking standards intended to reduce the severity of accidents and new operational protocols. The deadline for compliance with DOT specification 117 is May 1, 2023. The rule may increase our lease costs for railcars over the long term, which will in turn result in an increase in the fees we charge for railcar capacity. Additionally, existing railcars may be out of service for a period of time while upgrades are made, tightening supply in an industry that is highly dependent on railcars to transport product. We intend to strategically manage our leased railcar fleet to comply with the new regulations and have commenced transition of our fleet to DOT 117 compliant railcars. As of December 31, 2022, approximately 87% of our railcar fleet was DOT 117 compliant. We anticipate that our entire railcar fleet will be DOT 117 compliant by the 2023 deadline.

Our Parent's Production Levels

Our parent's operating margins are sensitive to commodity price fluctuations, particularly for corn, ethanol, renewable corn oil, distillers grains, Ultra High Protein, and natural gas, which are impacted by factors that are outside of its control, including weather conditions, corn yield, changes in domestic and global ethanol supply and demand, government programs and policies and the price of crude oil, gasoline and substitute fuels. Our parent uses various financial instruments to manage and reduce its exposure to price variability.

Our parent's operating margins influence its production levels, which in turn affects the volume of ethanol we store, throughput and transport. During periods of commodity price variability or compressed margins, our parent may slow down or temporarily idle operations at certain ethanol plants. Slowing production increases the ethanol yield per bushel of corn, optimizing cash flow in lower margin environments. In 2022, our parent's ethanol facilities maintained an average utilization rate of approximately 91% of capacity, compared with 77% of capacity for the prior year.

Our parent's quarterly actual production, daily average production capacity and utilization are highlighted in the following chart:



Financial Condition and Results of Operations of Our Parent

Our parent guarantees Green Plains Trade's obligations under our storage and throughput agreement and rail transportation service agreements, which account for a substantial portion of our revenues. Any change in our parent's business or financial strategy, or event that negatively impacts its financial condition, results of operations or cash flows may materially and adversely affect our financial condition, results of operations or cash flows. For additional information, please refer to *Item 1A - Risk Factors*.

Availability of Railcars

The long-term growth of our business depends on the availability of railcars, which we currently lease, to transport ethanol and other fuels on reasonable terms. Railcars may become unavailable due to increased demand, maintenance or other logistical constraints. Railcar shortages caused by increased demand for rail transportation or changes in regulatory standards that apply to railcars could negatively impact our business and our ability to grow.

How We Evaluate Our Operations

Our management uses a variety of GAAP and non-GAAP financial and operating metrics, including among others, throughput volume and capacity, operations and maintenance expense, adjusted EBITDA and distributable cash flow. Management views each of these metrics as important factors to evaluate our operating results and measure profitability.

Throughput Volume and Capacity

Our revenues are dependent on the volume of ethanol and other fuels we store, throughput, or transport at our ethanol storage and fuel terminal facilities, and the capacity that is used to transport ethanol and other fuels by railcars. These volumes are affected by our parent's operating margins at its ethanol production plants as well as the overall supply and demand for ethanol and other fuels in markets served directly or indirectly by our assets.

Green Plains Trade is obligated to meet minimum volume or take-or-pay capacity commitments under our commercial agreements. Our results of operations may be impacted by our parent's use of our assets in excess of its minimum volume commitments, and our ability to capture incremental volumes or capacity from Green Plains Trade or third parties, retain Green Plains Trade as a customer, enter into contracts with new customers and increase volume commitments.

Operations and Maintenance Expenses

Our management seeks to maximize the profitability of our operations by effectively managing operations and maintenance expenses. Our expenses are relatively stable across a broad range of storage, throughput and transportation volumes and usage, but can fluctuate from period to period depending on maintenance activities and growth. We manage our expenses by scheduling maintenance activities over time to avoid significant variability in our cash flows.

Adjusted EBITDA and Distributable Cash Flow

Adjusted EBITDA is defined as earnings before interest expense, income tax expense, depreciation and amortization excluding the amortization of right-of-use assets and debt issuance costs, plus adjustments for transaction costs related to acquisitions or financing transactions, unit-based compensation expense, net gains or losses on asset sales, and our proportional share of EBITDA adjustments of our equity method investee.

Distributable cash flow is defined as adjusted EBITDA less interest paid or payable, income taxes paid or payable, maintenance capital expenditures, which are defined under our partnership agreement as cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain our operating capacity or operating income, and our proportional share of distributable cash flow adjustments of our equity method investee.

We believe the presentation of adjusted EBITDA and distributable cash flow provides useful information to investors in assessing our financial condition and results of operations. Adjusted EBITDA and distributable cash flow are supplemental financial measures that we use to assess our financial performance. However, these presentations are not made in accordance with GAAP. The GAAP measure most directly comparable with adjusted EBITDA and distributable cash flow is net income. Since adjusted EBITDA and distributable cash flow may be defined differently by other companies in our industry, our definitions of adjusted EBITDA and distributable cash flow may not be comparable with similarly titled measures of other companies, diminishing its utility. Adjusted EBITDA and distributable cash flow should not be considered in isolation or as alternatives to net income or any other measure of financial performance presented in accordance with GAAP to analyze our results.

	Year Ended December 31,		
	2022	**2021**	**2020**
Reconciliations to Non-GAAP Financial Measures:			
Net income	$ 40,650	$ 40,362	$ 41,147
Interest expense [1]	5,924	7,392	8,513
Income tax expense	81	188	212
Depreciation and amortization	4,093	3,737	3,806
Transaction costs	—	5	25
Unit-based compensation expense	240	279	320
Proportional share of EBITDA adjustments of equity method investee [2]	180	184	181
Adjusted EBITDA	51,168	52,147	54,204
Interest paid or payable	(5,924)	(6,392)	(8,513)
Income taxes paid or payable	(81)	(188)	(137)
Maintenance capital expenditures	(584)	(139)	(181)
Distributable cash flow [3]	$ 44,579	$ 45,428	$ 45,373
Distributions declared [4]	$ 42,808	$ 26,425	$ 11,361
Coverage ratio	1.04x	1.72x	3.99x

(1) Includes $1.0 million in unamortized debt issuance costs written off upon extinguishment of debt for the year ended December 31, 2021.
(2) Represents our proportional share of depreciation and amortization of our equity method investee.
(3) Distributable cash flow does not include adjustments for the principal payments on the term loan of $1.0 million during the year ended December 31, 2022, and mandatory principal payments of $50.0 million, and $30.0 million during the year ended December 31, 2021 and 2020, respectively.
(4) Distributions declared for the applicable period and paid in the subsequent quarter.

Components of Revenues and Expenses

Revenues. Our revenues consist primarily of fee-based commercial agreements for receiving, storing, transferring and transporting ethanol and other fuels.

For more information about these charges and the services covered by these agreements, please refer to *Note 15 – Related Party Transactions* to the consolidated financial statements in this report.

Operations and Maintenance Expenses. Our operations and maintenance expenses consist primarily of lease expenses related to our transportation assets, labor expenses, outside contractor expenses, insurance premiums, repairs and maintenance expenses and utility costs. These expenses also include fees for certain management, maintenance and operational services to support our facilities, trucks and leased railcar fleet allocated by our parent under our operational services and secondment agreement.

General and Administrative Expenses. Our general and administrative expenses consist primarily of allocated employee salaries, incentives and benefits, office expenses, professional fees for accounting, legal, and consulting services, and other costs allocated by our parent. Our general and administrative expenses include direct monthly charges for the management of our assets and certain expenses allocated by our parent under our omnibus agreement for general corporate services, such as treasury, accounting, human resources and legal services. These expenses are charged or allocated to us based on the nature of the expense and our proportionate share of employee time or capital expenditures.

For more information about fees we reimburse our parent for services received, please read *Note 15 – Related Party Transactions* to the consolidated financial statements in this report.

Other Income (Expense). Other income (expense) includes interest earned, interest expense and other non-operating items.

Income from Equity Method Investee. Income from equity method investee consists of the income or loss associated with our 50% ownership in the NLR joint venture.

For the commercial agreements, operational services and secondment agreement and the omnibus agreement in their entirety and any subsequent amendments required to be filed, please refer to *Item 15 – Exhibits, Financial Statement Schedules*.

Results of Operations

Comparability of our Financial Results

The following summarizes certain events that affect the comparability of our operating results over the course of the past three years:

- On March 22, 2021, our parent closed on the sale of its ethanol plant located in Ord, Nebraska to GreenAmerica Biofuels Ord LLC. Correspondingly, the partnership's storage assets located adjacent to the Ord plant were sold to Green Plains for $27.5 million, along with the transfer of associated railcar operating leases.

- On December 28, 2020, our parent closed on the sale of its ethanol plant located in Hereford, Texas to Hereford Ethanol Partners, L.P. Correspondingly, the storage assets located adjacent to the Hereford plant were sold to our parent for $10.0 million, along with the transfer of associated railcar operating leases.

A discussion regarding our financial condition and results of operations for the year ended December 31, 2021, compared to the year ended December 31, 2020, can be found under Item 7 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 18, 2022.

Selected Financial Information and Operating Data

The following table reflects selected financial information (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Revenues			
Storage and throughput services	$ 46,257	$ 46,953	$ 48,603
Rail transportation services	21,557	19,198	21,496
Terminal services	8,148	8,156	8,506
Trucking and other	3,805	4,145	4,740
Total revenues	79,767	78,452	83,345
Operating expenses			
Operations and maintenance (excluding depreciation and amortization reflected below)	25,158	23,061	26,125
General and administrative	4,498	4,412	4,206
Depreciation and amortization	4,093	3,737	3,806
Total operating expenses	33,749	31,210	34,137
Operating income	$ 46,018	$ 47,242	$ 49,208

The following table reflects selected operating data (in mmg, except railcar capacity billed):

	Year Ended December 31,		
	2022	**2021**	**2020**
Product volumes			
Storage and throughput services	875.6	754.5	796.4
Terminal services:			
Affiliate	106.1	84.3	102.9
Non-affiliate	92.7	103.2	103.6
	198.8	187.5	206.5
Railcar capacity billed (daily avg. mmg)	73.1	69.8	80.6

Year Ended December 31, 2022, Compared with the Year Ended December 31, 2021

Revenues

Consolidated revenues increased $1.3 million for the year ended December 31, 2022, compared with the year ended December 31, 2021. Railcar transportation services revenue increased $2.4 million primarily due to an increase in railcar volumetric capacity and associated fees. Storage and throughput services revenue decreased $0.7 million primarily due to a reduction in contracted minimum volume commitments as a result of the sale of our parent's Ord ethanol plant in the first quarter of 2021. Trucking and other revenue decreased $0.3 million primarily as a result of lower non-affiliate freight volume. Terminal services revenue remained consistent with the prior year.

Operations and Maintenance Expenses

Operations and maintenance expenses increased $2.1 million in 2022 compared with 2021, primarily due to increase in railcar lease expense.

General and Administrative Expenses

General and administrative expenses increased $0.1 million in 2022 compared with 2021, primarily due to an increase in costs allocated by our parent under the Secondment Agreement.

Distributable Cash Flow

Distributable cash flow decreased $0.8 million in 2022 compared with 2021, associated with an increase in net income offset by changes in interest expense versus the prior period.

Liquidity and Capital Resources

Our principal sources of liquidity include cash generated from operating activities. We expect operating cash flows will be sufficient to meet our liquidity needs. We consider opportunities to repay or refinance our debt, depending on market conditions, as part of our normal course of doing business. Our ability to meet our debt service obligations and other capital requirements depends on our future operating performance, which is subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. We plan to utilize a combination of operating cash, refinancing and other strategic actions, to repay debt obligations as they come due.

Distributions to Unitholders

Quarterly distributions are made from available cash within 45 days after the end of each calendar quarter, assuming we have available cash. Available cash generally means all cash and cash equivalents on hand at the end of that quarter less cash reserves established by our general partner plus all or any portion of the cash on hand resulting from working capital

borrowings made subsequent to the end of that quarter. For more information, see *Note 11 – Partners' Equity* to the consolidated financial statements in this report.

The table below summarizes the quarterly cash distributions for the periods presented:

Three Months Ended	Declaration Date	Record Date	Payment Date	Quarterly Distribution
December 31, 2022	January 19, 2023	February 3, 2023	February 10, 2023	$ 0.4550
September 30, 2022	October 20, 2022	November 4, 2022	November 14, 2022	0.4550
June 30, 2022	July 21, 2022	August 5, 2022	August 12, 2022	0.4500
March 31, 2022	April 21, 2022	May 6, 2022	May 13, 2022	0.4450
December 31, 2021	January 20, 2022	February 4, 2022	February 11, 2022	0.4400
September 30, 2021	October 19, 2021	November 5, 2021	November 12, 2021	0.4350
June 30, 2021	July 22, 2021	August 6, 2021	August 13, 2021	0.1200
March 31, 2021	April 22, 2021	May 7, 2021	May 14, 2021	0.1200
December 31, 2020	January 21, 2021	February 5, 2021	February 12, 2021	0.1200
September 30, 2020	October 15, 2020	November 6, 2020	November 13, 2020	0.1200
June 30, 2020	July 16, 2020	July 31, 2020	August 7, 2020	0.1200
March 31, 2020	April 16, 2020	May 1, 2020	May 8, 2020	0.1200

Cash Flows

On December 31, 2022, we had $20.2 million of cash and cash equivalents.

Net cash provided by operating activities were $46.0 million and $47.8 million in 2022 and 2021, respectively. Cash flows from operating activities benefited from distributions of $0.6 million and $1.5 million from NLR in 2022 and 2021, respectively. Cash flows from investing activities decreased $26.8 million in 2022 compared with 2021, primarily as a result of the Ord disposition in the first quarter of 2021. Net cash used in financing activities was $43.5 million in 2022, compared with $59.4 million in 2021. The overall decrease was due to larger principal payments made on our term loan in 2021, partially offset by an increase in cash distributions in 2022.

Capital Resources

We incurred capital expenditures of $0.6 million and $0.7 million in 2022 and 2021, respectively. Expenditures in 2022 were associated with various upgrades at our ethanol storage plants and Birmingham unit train terminal, and expenditures in 2021 were primarily due to upgrades at our Wood River storage facility.

We received distributions from our NLR joint venture in the amount of $1.2 million and $1.5 million during the years ended December 31, 2022 and 2021, respectively. We did not make any equity method investee contributions in 2022 and we do not anticipate making significant equity contributions to NLR in 2023. We expect to receive future distributions from NLR as excess cash becomes available.

Term Loan Facility

On July 20, 2021, we entered into an Amended and Restated Credit Agreement ("Amended Credit Facility") to our existing credit facility with funds and accounts managed by BlackRock and TMI Trust Company as administrative agent. The Amended Credit Facility reduced the total amount available to $60.0 million, extended the maturity from December 31, 2021 to July 20, 2026, and converted the balance to a term loan. The term loan does not require any principal payments; however, we have the option to prepay $1.5 million per quarter. As of December 31, 2022, the term loan had a balance of $59.0 million and an interest rate of 12.77%.

Under the terms of the Amended Credit Facility, BlackRock purchased the outstanding balance of the existing notes from the previous lenders. Interest on the term loan is based on three-month LIBOR plus 8.00%, with a 0% LIBOR floor, and is payable on the 15th day of each March, June, September and December, during the term, with the first interest payment having occurred September 15, 2021. Financial covenants of the Amended Credit Facility include a maximum consolidated

leverage ratio of 2.5x and a minimum consolidated debt service coverage ratio of 1.10x. The Amended Credit Facility is secured by substantially all of the assets of the partnership.

On February 11, 2022, the Amended Credit Facility was modified to allow Green Plains Partners and its affiliates to repurchase outstanding notes. At that time, we purchased $1.0 million of the outstanding notes from accounts and funds managed by BlackRock and subsequently retired the notes, reducing the term loan balance to $59.0 million.

During the year ended December 31, 2021, prior to the amendment, principal payments of $50.0 million were made on the credit facility, including $19.5 million of scheduled repayments, $27.5 million related to the sale of the storage assets located adjacent to the Ord, Nebraska ethanol plant and a $3.0 million prepayment made with excess cash.

The administrator of LIBOR ceased publication of the one-week and two-month LIBOR settings immediately following the LIBOR publication on December 31, 2021, and announced that the remaining U.S. dollar LIBOR settings, including the three-month LIBOR, will cease immediately following the LIBOR publication on June 30, 2023. We use three-month LIBOR as a reference rate for our term loan. It is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will be established by the applicable phase out dates. We may need to amend our credit facility to determine the interest rate to replace LIBOR. The potential effect of any such event on interest expense cannot yet be determined.

For more information related to our debt, see *Note 8 – Debt* to the consolidated financial statements in this report.

Effects of Inflation

While inflation has increased relative to recent years, we do not expect it to have a material impact on our future results of operations. However, inflation has and may continue to impact the interest rate environment in which we operate resulting in a higher cost of capital. See Item 7A below for additional information related to interest rate risk.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires that we use estimates that affect the reported assets, liabilities, revenues, expenses and related disclosures for contingent assets and liabilities. We base our estimates on experience and assumptions we believe are proper and reasonable. While we regularly evaluate the appropriateness of these estimates, actual results could differ materially from our estimates. The following accounting policies, in particular, may be impacted by judgments, assumptions and estimates used to prepare our consolidated financial statements.

Impairment of Goodwill

Our goodwill consists of amounts related to our predecessor's acquisition of its fuel terminal and distribution business. We review goodwill at the reporting unit level for impairment at least annually, as of October 1, or more frequently when events or changes in circumstances indicate that impairment may have occurred.

We estimate the amount and timing of projected cash flows that will be generated by an asset over an extended period of time when we review our long-lived assets and goodwill. Circumstances that may indicate impairment include a decline in future projected cash flows, a decision to suspend plant operations for an extended period of time, sustained decline in our market capitalization or market prices for similar assets or businesses, or a significant adverse change in legal or regulatory matters or business climate. Significant management judgment is required to determine the fair value of our long-lived assets and goodwill and measure impairment, which includes projected cash flows. Fair value is determined by using various valuation techniques, including discounted cash flow models, sales of comparable properties and third-party independent appraisals. Changes in estimated fair value could result in an impairment of the asset.

We performed an annual goodwill assessment as of October 1, 2022 using a qualitative assessment. Our assessment included consideration of the operating results and cash flows of the BlendStar reporting unit. We also considered current regulatory and business matters associated with BlendStar, as well as the market capitalization of the partnership. Our assessment resulted in no goodwill impairment for the year ended December 31, 2022.

Please refer to *Note 7 – Goodwill* to the consolidated financial statements for further details.

Leases

We lease certain facilities, parcels of land, and railcars. Our leases are accounted for as operating leases in accordance with guidance in ASC 842, *Leases*, with lease expense recognized on a straight-line basis over the lease term. The term of the lease may include options to extend or terminate the lease when it is reasonably certain that we will exercise one of those options. For leases with initial terms greater than 12 months, we record operating lease right-of-use assets and corresponding operating lease liabilities. Leases with an initial term of 12 months or less are not recorded on our consolidated balance sheet.

Operating lease right-of-use assets represent our right to control an underlying asset for the lease term and operating lease liabilities represent our obligation to make lease payments arising from the lease. These assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on information available at commencement date to determine the present value of future payments.

We record operating lease revenue as part of our operating lease agreements for storage and throughput services, rail transportation services, and certain terminal services. In addition, we may sublease certain of our railcars to third parties on a short-term basis. These subleases are classified as operating leases, with the associated sublease revenue recognized on a straight-line basis over the lease term.

Please refer to *Note 14 – Commitments and Contingencies* to the consolidated financial statements for further details on operating lease expense and revenue. Please refer to *Note 3 - Revenue* to the consolidated financial statements for further details on the operating lease agreements in which we are a lessor.

Recent Accounting Pronouncements

For information related to recent accounting pronouncements, see *Note 2 – Summary of Significant Accounting Policies* to the consolidated financial statements in this report.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Commitments

In addition to debt, our material future obligations include certain lease agreements associated with our railcar fleet. Aggregate minimum lease payments under these operating lease agreements for future fiscal years as of December 31, 2022 totaled $52.1 million, with $16.2 million payable in the next twelve months. Refer to *Note 14 – Commitments and Contingencies* included in the notes to consolidated financial statements for more information.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk is the risk of loss arising from adverse changes in market rates and prices, as described below. At this time, we conduct all of our business in U.S. dollars and are not exposed to foreign currency risk.

Interest Rate Risk

We are exposed to interest rate risk through our credit facility, which bears interest at a variable rate. December 31, 2022, we had $59.0 million outstanding under our credit facility. A 10% change in interest rates would affect our interest expense by approximately $0.8 million per year, assuming no changes in the amount outstanding or other variables under our credit facility.

Other details about our outstanding debt are discussed in the notes to the consolidated financial statements included elsewhere in this report.

Commodity Price Risk

We do not have direct exposure to risks associated with fluctuating commodity prices because we do not own the ethanol or other fuels that are stored at our facilities or transported by our railcars. However, commodity prices can potentially impact the demand for the products we handle.

Item 8. Financial Statements and Supplementary Data.

The required consolidated financial statements and accompanying notes are listed in Part IV, Item 15.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure information that must be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and participation of our chief executive officer and chief financial officer, management carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and concluded that our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

Under the supervision of and participation of our chief executive officer and chief financial officer, management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2022, based on the *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of the partnership's internal control over financial reporting as of December 31, 2022, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control over Financial Reporting

Management is responsible for establishing and maintaining effective internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with GAAP. We have not identified any changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Green Plains Holdings LLC, the general partner of Green Plains Partners LP, and Unitholders Green Plains Partners LP:

Opinion on Internal Control Over Financial Reporting

We have audited Green Plains Partners LP and subsidiaries' (the Partnership) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Partnership as of December 31, 2022 and 2021, the related consolidated statements of operations, partners' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 10, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Omaha, Nebraska
February 10, 2023

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.


PART III


Item 10. Directors, Executive Officers and Corporate Governance.

Management of Green Plains Partners

We are managed by the directors and executive officers of our general partner, Green Plains Holdings. Our general partner is not elected by our unitholders and will not be subject to re-election by our unitholders in the future. Our parent owns all of the membership interests and appoints all members to the board of directors of our general partner. Our unitholders are not entitled to elect the directors or directly or indirectly to participate in our management or operations. Our general partner is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

Our general partner has the primary responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by our parent or others. In addition, pursuant to the operational services and secondment agreement, certain of our parent's employees (including our chief executive officer) will be seconded to our general partner to provide management, maintenance and operational services with respect to the ethanol and fuel storage assets, terminal and transportation assets. During their period of secondment to our general partner, the seconded personnel will be under the direct management and supervision of our general partner. All of the personnel who conduct our business are employed by or contracted by our general partner and its affiliates, including our parent and Green Plains Trade.

Director Independence

Although most companies listed on Nasdaq are required to have a majority of independent directors serving on the board of directors of the listed company, Nasdaq does not require a publicly traded limited partnership to have a majority of independent directors on the board of directors of our general partner or to establish a compensation or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members, and all of our audit committee members are required to meet the independence and financial literacy tests established by Nasdaq and the Exchange Act. We currently have three independent directors serving on our audit committee, Mr. Clayton Killinger, Mr. Brett Riley and Mr. Jerry Peters.

Director Experience and Qualifications

The board of directors of the general partner as a whole is responsible for filling vacancies on the board of directors at any time during the year, and for selecting individuals to serve on the board of directors of our general partner. From time to time, the board of directors may utilize the services of search firms or consultants to assist in identifying and screening potential candidates.

Committees of the Board of Directors

The board of directors of our general partner has an audit committee and a conflicts committee and may have such other committees as the board of directors shall determine appropriate from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

Our general partner has an audit committee currently comprised of three directors, Messrs. Killinger, Peters and Riley, who meet the independence and experience standards established by Nasdaq and the Exchange Act, and qualify as audit committee financial experts. Mr. Killinger acts as chairman of the audit committee.

Our audit committee assists the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. Our audit committee has the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee is responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm is given unrestricted access to our audit committee.

Conflicts Committee

Messrs. Killinger, Peters and Riley serve on our Conflicts Committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. Mr. Riley acts as chairman of the Conflicts Committee. The board of directors of our general partner determine whether to refer a matter to the Conflicts Committee on a case-by-case basis. The members of our Conflicts Committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates and must meet the independence and experience standards established by Nasdaq and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements set forth in our partnership agreement. If our general partner seeks approval from the Conflicts Committee, then it is presumed that, in making its decision, the Conflicts Committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

Meetings of the Board of Directors

The board of directors and the audit committee both held eight meetings during 2022. The Conflicts Committee, which meets on an ad-hoc basis, held one meeting during 2022. Meetings were conducted via teleconference or in person. No director attended fewer than 75% of the aggregate of board meetings and committee meetings held on which the director served during this period.

Directors and Executive Officers of Green Plains Holdings LLC

Directors are elected by the sole member of our general partner and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors of our general partner. Todd A. Becker, George P. (Patrich) Simpkins, and Michelle S. Mapes, who serve as directors, are also executive officers of our general partner and our parent. The following table shows information for the directors and executive officers of Green Plains Holdings as of February 7, 2023.

Name	Age	Positions with Green Plains Holdings LLC
Todd A. Becker	57	President and Chief Executive Officer (Chairman and Director)
James E. Stark	61	Chief Financial Officer
Michelle S. Mapes	56	Chief Legal and Administration Officer (Director)
George P. (Patrich) Simpkins	61	Chief Transformation Officer (Director)
James F. Herbert II	49	Chief Human Resources Officer
Grant D. Kadavy	47	Executive Vice President - Commercial Operations
Paul E. Kolomaya	57	Chief Accounting Officer
Chris Osowski	44	Executive Vice President - Operations and Technology
Clayton E. Killinger	62	Director
Jerry L. Peters	65	Director
Brett C. Riley	52	Director

Todd A. Becker. Todd Becker was appointed President and Chief Executive Officer and a member of the board of directors of our general partner in March 2015. He also currently serves as the chairman of the board of directors of our general partner. Mr. Becker has served as President and Chief Executive Officer of our parent since January 2009, and was appointed as a director of our parent in March 2009. Mr. Becker served as our parent's President and Chief Operating Officer from October 2008 to December 2008. He served as Chief Executive Officer of VBV LLC from May 2007 to October 2008. Mr. Becker was Executive Vice President of Sales and Trading at Global Ethanol from May 2006 to May 2007. Prior to that, he worked for ten years with ConAgra Foods, Inc. in various management positions including Vice President of International Marketing for ConAgra Trade Group and President of ConAgra Grain Canada. Mr. Becker has approximately 35 years of related experience in various commodity processing businesses, risk management and supply chain management, along with extensive international trading experience in agricultural markets. Mr. Becker served on the board of directors, including its audit and compensation committees, for Hillshire Brands Company from 2012 to 2014. Mr. Becker has a master's degree in Finance from the Kelley School of Business at Indiana University and a Bachelor of Science degree in Business Administration with a Finance emphasis from the University of Kansas. Mr. Becker brings valuable expertise to the board of directors of our general partner because he provides an insider's perspective about the business and the strategic direction of the general partner to board discussions. His extensive commodity experience and leadership traits make him an essential member of the board of directors of our general partner.

James E. Stark. Jim Stark was appointed as Chief Financial Officer of our general partner on October 1, 2022. Mr. Stark rejoined Green Plains in January 2022 after serving as Vice President, Investor Relations at Darling Ingredients Inc. since 2019. Prior to that, Mr. Stark was Vice President Investor and Media Relations at Green Plains for over 10 years. Mr. Stark has over 30 years of senior management experience in corporate communications, finance and logistical management. Mr. Stark has a Master's degree in Business Administration from the University of Phoenix and a Bachelor of Science degree in Economics from the University of Texas.

Michelle S. Mapes. Michelle Mapes was appointed Chief Legal and Administration Officer of our general partner and our parent in January 2018 and has served as a member of the board of directors of our general partner since November 2021. Ms. Mapes previously served as Executive Vice President – General Counsel and Corporate Secretary of our general partner from March 2015 to January 2018 and of our parent from November 2009 to January 2018. Prior to joining our parent in September 2009 as General Counsel, Ms. Mapes was a Partner at Husch Blackwell LLP, where for three years she focused her legal practice nearly exclusively in renewable energy. Prior to that, she was Chief Administrative Officer and General Counsel for HDM Corporation. Ms. Mapes served as Senior Vice President – Corporate Services and General Counsel to Farm Credit Services of America from April 2000 to June 2005. Ms. Mapes holds a Juris Doctorate, a Master of Business Administration and a Bachelor of Science degree in Accounting and Finance, all from the University of Nebraska – Lincoln.

George P. (Patrich) Simpkins. Patrich Simpkins was appointed to Chief Transformation Officer in October of 2022. Before that, he had served as Chief Financial Officer since May 2019. Mr. Simpkins previously served as Chief Development Officer from October 2014 until May 2019, also previously serving as Chief Risk Officer from October 2014 through August 2016. Prior to joining Green Plains in May 2012 as Executive Vice President – Finance and Treasurer, Mr. Simpkins was Managing Partner of GPS Capital Partners, LLC, a capital advisory firm serving global energy and commodity clients. From February 2005 to June 2008, he served as Chief Operating Officer and Chief Financial Officer of SensorLogic, Inc., and as

Executive Vice President and Global Chief Risk Officer of TXU Corporation from November 2001 to June 2004. Prior to that, Mr. Simpkins served in senior financial and commercial executive roles with Duke Energy Corporation, Louis Dreyfus Energy, MEAG Power Company and MCI Communications. Mr. Simpkins has a Bachelor of Business Administration degree in Economics and Marketing from the University of Kentucky.

James F. Herbert II. Jamie Herbert, was appointed as Chief Human Resources Officer in October 2022, responsible for developing cross-functional leadership, talent management, and organizational development. Prior to joining Green Plains, Mr. Herbert served as Vice President of Finance and Operations for Capstone IT from 2018 to 2022. In that time, he also served as an advisor to health care entities on strategy, growth, organizational agility and accountability structures. From 2007 to 2018, Mr. Herbert held various HR leadership roles at Union Pacific Railroad, including Assistant Vice President – HR Training and Development, Assistant Vice President – Human Resources and Assistant Vice President – Operations. Mr. Herbert holds a Bachelor of Science in Business Administration with concentrations in Marketing and HR Management from the University of Nebraska at Omaha, a Master of Science in Negotiations and Dispute Resolution from Creighton University School of Law and a Master of Business Administration from the University of Nebraska at Omaha. He is an alum of the Omaha Chamber of Commerce Leadership Omaha Program and completed executive education course work at the University of Chicago, University of North Carolina, Stanford Graduate School of Business and Harvard Business School.

Grant D. Kadavy. Grant Kadavy joined Green Plains as Executive Vice President of Commercial Operations in October 2022. He leads all commercial activities, including sales, trading and distribution, across all platforms. Prior to joining Green Plains, Mr. Kadavy held executive positions at Darigold, including Chief Commercial Officer, Chief Operating Officer and Chief Growth and Risk Officer between 2016 and 2022. From 1997 to 2016, Mr. Kadavy served in various roles at Cargill, including President of Cargill Americas and General Director, Mexico. Mr. Kadavy holds a Bachelor of Arts in Economics and Communications from St. Olaf College.

Paul E. Kolomaya. Paul Kolomaya was appointed Chief Accounting Officer of our general partner and our parent in May 2019. Mr. Kolomaya previously served as Executive Vice President – Commodity Finance of our parent from February 2012 to May 2019. Prior to joining our parent in August 2008 as its Vice President – Commodity Finance, Mr. Kolomaya was employed by ConAgra Foods, Inc. from March 1997 to August 2008 in a variety of senior finance and accounting capacities, both domestic and international. Prior to that, he was employed by Arthur Andersen & Co. in both the audit and business consulting practices. Mr. Kolomaya holds chartered accountant and certified public accountant certifications and has a Bachelor of Honors Commerce degree from the University of Manitoba.

Chris Osowski. Chris Osowski has served as Executive Vice President Operations and Technology since January 2022. In this position, Mr. Osowski is responsible for leading the operations organization, including safety, environmental and operational performance as well as leading innovation and operational excellence initiatives across the organization. Prior to joining Green Plains, Mr. Osowski was Vice President Global Technology at Archer Daniels Midlands Company and has held various roles at POET, Renewable Energy Group and Tate & Lyle. Mr. Osowski has a Master of Business Administration degree from Minnesota State University and a Bachelor of Science degree in Agriculture and Biosystems Engineering from North Dakota State University.

Clayton E. Killinger. Clayton Killinger was appointed a member of the board of directors of our general partner in August 2015 and serves as chairman of the audit committee and as a member of the conflicts committee. Mr. Killinger served as Executive Vice President and Chief Financial Officer of CrossAmerica Partners LP and CST Brands, Inc. until June 2017 when CrossAmerica and CST were acquired by Alimentation Couche-Tard. He also served on the board of directors of the general partner of CrossAmerica during that time. Previous to these positions, Mr. Killinger spent eleven years at Valero Energy Corporation, most recently as the Senior Vice President and Controller. Prior to his employment at Valero, he was an audit partner at Arthur Andersen LLP. Mr. Killinger is a certified public accountant. He obtained his Bachelor of Business Administration in Accounting from the University of Texas at San Antonio, where he graduated Summa Cum Laude. Mr. Killinger is qualified to serve on our general partner's board of directors because of his financial and master limited partnership experience within the energy industry.

Jerry L. Peters. Jerry Peters retired as Chief Financial Officer of our general partner and our parent in September 2017, but remained a member of the board of directors of our general partner. Mr. Peters replaced Mr. Salinas as a member of the audit and conflicts committees in July 2021. Mr. Peters served as Chief Financial Officer of our general partner from March 2015 to September 2017 and of our parent from June 2007 to September 2017. He joined the board of directors of our general partner in June 2015. Mr. Peters served as Senior Vice President – Chief Accounting Officer for ONEOK Partners, L.P. from May 2006 to April 2007, as its Chief Financial Officer from July 1994 to May 2006, and in various senior management roles

prior to that. Prior to joining ONEOK Partners in 1985, he was employed by KPMG LLP as a certified public accountant. Since September 2012, Mr. Peters serves on the board of directors, and as chairman of the audit committee of the general partner of Summit Midstream Partners, LP, a publicly traded partnership focused on midstream energy infrastructure assets. Mr. Peters received his Master of Business Administration from Creighton University with a Finance emphasis and a Bachelor of Science degree in Business Administration from the University of Nebraska – Lincoln. Mr. Peters' experience serving on the board of directors of publicly traded limited partnerships, including as chairman of the audit committees, and his financial expertise are key attributes, among others, that make him well qualified to serve on the board of directors of our general partner.

Brett C. Riley. Brett Riley was appointed a member of the board of directors of our general partner in April 2016 and serves as chairman of the Conflicts Committee and as a member of the audit committee. Mr. Riley is currently an independent energy consultant and private investor. Mr. Riley led the strategy and mergers and acquisitions activities for Magellan Midstream Partners, L.P., a publicly traded master limited partnership, from June 2003 until April 2016. From 2007 to April 2016, Mr. Riley served as Senior Vice President, Business Development for Magellan GP, LLC, the general partner of Magellan Midstream Partners. Prior to joining Magellan GP, Mr. Riley served as Director, Mergers and Acquisitions and Director, Financial Planning and Analysis for a subsidiary of The Williams Companies, Inc. Before that, he held various finance and business development positions with MAPCO Inc. and The Williams Companies, Inc. Mr. Riley received his Bachelor of Business Administration in Management from Pittsburg State University and his Master of Business Administration from the University of Tulsa. Mr. Riley is qualified to serve on our general partner's board of directors because of his financial and master limited partnership experience within a variety of industries.

Board of Directors Leadership Structure

The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by the limited liability company agreement of our general partner, which permits the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by our parent. Accordingly, unlike holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board of Directors Role in Risk Oversight

Our corporate governance guidelines state that the board of directors of our general partner is responsible for reviewing the process of assessing major risks facing us and the options for their mitigation. This responsibility is largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm the major risk exposures and the policies implemented by management to monitor such exposures. This includes our financial risk exposures and risk management policies.

Code of Ethics

The board of directors of our general partner has adopted a code of ethics which sets forth the partnership's policy with respect to business ethics and conflicts of interest. The code of ethics is intended to ensure that the employees, officers and directors of the partnership conduct business with the highest standards of integrity and in compliance with all applicable laws and regulations. It applies to any employees, officers and directors of the partnership, including its principal executive officer, principal financial officer and controller, or persons performing similar functions. The code of ethics also incorporates expectations of the senior financial officers that enable us to provide accurate and timely disclosure in our filings with the SEC and other public communications. The code of ethics is publicly available on our website under the "Corporate Governance" subsection of the Investors section at *www.greenplainspartners.com* and is also available free of charge on request to the Secretary at the Omaha office address given under the "Contact" section on our website.

Item 11. Executive Compensation.

Neither the partnership nor the general partner employ any of the persons responsible for managing our business. Our general partner does not have a compensation committee. Our general partner, under the direction of its board of directors, is responsible for managing our operations and for obtaining the services of the employees that operate our business.

The compensation payable to the officers of our general partner, who are employees of our parent, is paid by our parent. Our general partner and the operating subsidiaries entered into an operational services and secondment agreement with our parent and Green Plains Trade pursuant to which, among other matters:

- our parent has made available to our general partner the services of the employees who serve as the executive officers of our general partner; and

- our general partner is obligated to reimburse our parent for a specified portion of the costs that our parent incurs in providing compensation and benefits to such employees of our parent.

The executive officers of our general partner perform services unrelated to our business for our parent and its affiliates and will not receive any separate amounts of compensation for their services to us or our general partner. Each of the executive officers of our general partner devoted substantially less than a majority of his working time to matters relating to our ethanol and fuel storage assets, terminal and transportation assets. As a result, we do not believe the compensation the executive officers of our general partner receive in relation to the services they perform with respect to our ethanol storage assets, terminal and transportation assets would comprise a material amount of their total compensation.

The tabular and narrative information required by this Item 11 pursuant to Item 402 of Regulation S-K with respect to our Named Executive Officers is incorporated herein by reference from the disclosures which will be included in a subsequent amendment to this Annual Report on Form 10-K to be filed with the SEC within 120 days of our fiscal year end.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth the beneficial ownership of our units as of February 7, 2023, held by (i) beneficial owners of 5% or more of the units, (ii) each director and named executive officer of our general partner, and (iii) all director and executive officers of our general partner as a group.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. In computing the number of common units beneficially owned by a person and the percentage ownership of that person, common units subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 7, 2023, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

The percentage of units beneficially owned is based on a total of 23,246,822 common units outstanding as of February 7, 2023.

Name of Beneficial Owner[1]	Green Plains Partners LP		Green Plains Inc.	
	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Todd A. Becker	2,856	*	707,085	1.2 %
James E. Stark	—	*	11,184	*
Paul E. Kolomaya	1,500	*	76,723	*
Michelle S. Mapes	14,242	*	57,735	*
George P. (Patrich) Simpkins	5,000	*	192,844	*
James F. Herbert II	—	*	4,363	*
Grant D. Kadavy	—	*	8,265	*
Chris Osowski	—	*	8,606	*
Clayton E. Killinger	63,113	*	—	*
Jerry L. Peters	51,752	*	7,000	*
Brett C. Riley	45,712	*	—	*
All Directors and Executive Officers as a group (11 persons)	184,175			
Other 5% or more unitholders:				
Green Plains Inc. [2]	11,586,548	49.8 %		
No Street GP LP [3]	2,075,000	8.9 %		

* Less than 1%

(1) Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as the partnership.

(2) Includes common units beneficially owned by our parent, which is publicly traded and managed by a separate nine-person board of directors.

(3) The address for this entity is 505 Montgomery Street, San Francisco, CA 94111. The share amount is based on the amount reported according to Nasdaq.com as of February 15, 2022. Shares are beneficially owned with sole voting and dispositive power.

Securities Authorized for Issuance Under Equity Compensation Plans

The board of directors of the general partner adopted our LTIP in connection with the IPO. Our LTIP reserves 2,500,000 common units for issuance in the form of options, restricted units, phantom units, distributable equivalent rights, substitute awards, unit appreciation rights, unit awards, profits interest units or other unit-based awards. The following table provides information as of December 31, 2022, with respect to the partnership's common units that may be issued under our LTIP.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights [1]	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in column
Equity compensation plans approved by security holders	19,707	$ n/a	2,339,726
Equity compensation plans not approved by security holders	—	—	—
Total	19,707	$ —	2,339,726

(1) Amount shown represents restricted common unit awards outstanding under the LTIP as of December 31, 2022. These awards vest on June 30, 2023 and are not subject to an exercise price.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

As of February 7, 2023, our parent owns 11,586,548 common units, representing a 48.8% limited partner interest in us. In addition, our general partner owns a 2% general partner interest in us and all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following summarizes the distributions and payments made or to be made by us to our general partner and its affiliates in connection with the ongoing operations and liquidation of Green Plains Partners LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Operational Stage

Distributions of available cash to our general partner and its affiliates. Quarterly distributions are made from available cash within 45 days after the end of each calendar quarter, assuming we have available cash. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 48% (in addition to distributions paid on its 2% general partner interest) of the distributions above the highest target distribution level.

Payments to our general partner and its affiliates. Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified in the operational services and secondment agreement and omnibus agreement, our general partner determines the amount of these expenses and such determinations must be made in good faith under the terms of our partnership agreement.

Under our operational services and secondment agreement, our general partner reimburses our parent for the secondment to our general partner of certain employees who serve management, maintenance and operational functions in support of our operations and reimburses Green Plains for the provision of those personnel, including with respect to routine and emergency maintenance and repair services, routine operational activities, routine administrative services and such other services as we and Green Plains may mutually agree upon from time to time. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits.

Under our omnibus agreement, we reimburse our parent for all reasonable direct and indirect costs and expenses incurred by our parent and its affiliates in connection with the provision of certain general and administrative services, such as treasury, accounting and legal services. These services are consistent in nature and quality to the services of such type previously provided by our parent in connection with our assets.

Withdrawal or removal of our general partner. If our general partner withdraws or is removed, its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, for an amount equal to the fair market value of such interests.

Liquidation Stage

Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements with Affiliates

We have various agreements with certain affiliates, as described below. These agreements have been negotiated among affiliated parties and, consequently, are not the result of arm's-length negotiations. For all material agreements and subsequent amendments required to be filed, please refer to *Item 15 – Exhibits, Financial Statement Schedules*. For additional information, please refer to *Note 15 – Related Party Transactions* to the consolidated financial statements in this report.

Omnibus Agreement

In connection with the IPO, we entered into an omnibus agreement with Green Plains and its affiliates which addresses:

- the partnership's obligation to reimburse Green Plains for direct or allocated costs and expenses incurred by Green Plains for general and administrative services (in addition to expenses incurred by the general partner and its affiliates that are reimbursed under the First Amended and Restated Agreement of Limited Partnership of the Green Plains Partners LP, or the partnership agreement);

- the prohibition of Green Plains and its subsidiaries from owning, operating or investing in any business that owns or operates fuel terminals or fuel transportation assets in the United States, subject to exceptions;

- the partnership's right of first offer, which expired June 30, 2020;

- a nontransferable, nonexclusive, royalty-free license to use the Green Plains trademark and name;

- the allocation of taxes among the parent, the partnership and its affiliates and the parent's preparation and filing of tax returns; and

- an indemnity by Green Plains for environmental and other liabilities, the partnership's obligation to indemnify Green Plains and its subsidiaries for events and conditions associated with the operation of partnership assets that occur after the closing of the IPO, and for environmental liabilities related to partnership assets to the extent Green Plains is not required to indemnify the partnership.

If Green Plains or its affiliates cease to control the general partner, then either Green Plains or the partnership may terminate the omnibus agreement, provided that (i) the indemnification obligations of the parties survive according to their respective terms; and (ii) Green Plains' obligation to reimburse the partnership for operational failures survives according to its terms.

Effective November 15, 2018, the omnibus agreement was amended in connection with the disposition of ethanol storage and transportation assets. We entered into amendments to the omnibus agreement with our parent, our general partner, and Green Plains Operating Company that terminate our obligation to reimburse our parent for certain direct or allocated costs and expenses incurred by our parent in providing general and administrative services in connection with assets divested, including these assets.

Operating Services and Secondment Agreement

In connection with the IPO, the general partner entered into an operational services and secondment agreement with Green Plains. Under the terms of the agreement, Green Plains seconds employees to the general partner to provide management, maintenance and operational functions for the partnership, including regulatory matters, health, environment, safety and security programs, operational services, emergency response, employees training, finance and administration, human resources, business operations and planning. The seconded personnel are under the direct management and supervision of the general partner.

The general partner reimburses the parent for the cost of the seconded employees, including wages and benefits. If a seconded employee does not devote 100% of his or her time providing services to the general partner, the general partner reimburses the parent for a prorated portion of the employee's overall wages and benefits based on the percentage of time the employee spent working for the general partner. The parent bills the general partner monthly in arrears for services provided during the prior month. Payment is due within 10 days of the general partner's receipt of the invoice.

Under the operational services and secondment agreement, our parent will indemnify us from any claims, losses or liabilities incurred by us, including third-party claims, arising from their performance of the operational services secondment agreement; provided, however, our parent will not be obligated to indemnify us for any claims, losses or liabilities arising out of our gross negligence, willful misconduct or bad faith with respect to any services provided under the operational services and secondment agreement.

Effective November 15, 2018 and December 28, 2020, our general partner entered into amendments to the operational services and secondment agreement with our parent in connection with the disposition of ethanol storage and transportation assets in each applicable period. These amendments terminated our parent's obligation to second certain employees to our general partner to provide management, maintenance and operational functions with respect to the divested assets.

Commercial Agreements

We have various fee-based commercial agreements with Green Plains Trade, including:

- Storage and throughput agreement, expiring on June 30, 2029;

- Rail transportation services agreement, expiring on June 30, 2029;

- Trucking transportation agreement, expiring on May 31, 2023, which is expected to auto-renew;

- Terminal services agreement for the Birmingham, Alabama unit train terminal, expiring on December 31, 2023; and

- Terminal services agreement for the Collins, Mississippi terminal, expiring on December 31, 2023.

The storage and throughput agreement and terminal services agreements, including the terminal services agreement for the Birmingham facility, are supported by minimum volume commitments. The rail transportation services agreement is supported by minimum take-or-pay capacity commitments. All of the commercial agreements with Green Plains Trade include provisions that permit Green Plains Trade to suspend, reduce or terminate its obligations under the applicable commercial agreement if certain events occur, including a material breach of the applicable commercial agreement by the partnership, force majeure events that prevent the partnership or Green Plains Trade from performing the respective obligations under the applicable commercial agreement, and not being available to Green Plains Trade for any reason other than action or inaction by Green Plains Trade. If Green Plains Trade reduces its minimum commitment under the commercial agreements, Green Plains Trade is required to pay fees on the revised minimum commitments only.

The commercial agreements are further described in *Item 1. Business – Commercial Agreements with Affiliate*.

Procedures for Review, Approval and Ratification of Related Person Transactions

The board of directors of our general partner adopted a related party transactions policy in connection with the closing of the IPO that provides the board of directors of our general partner or its authorized committee will review on at least a quarterly basis all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The related party transactions policy provides that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (1) whether there is an appropriate business justification for the transaction; (2) the benefits that accrue to us as a result of the transaction; (3) the terms available to unrelated third parties entering into similar transactions; (4) the impact of the transaction on a director's independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, unitholder, member or executive officer); (5) the availability of other sources for comparable products or services; (6) whether it is a single transaction or a series of ongoing, related transactions; and (7) whether entering into the transaction would be consistent with the code of business conduct and ethics.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us or our unitholders, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board of directors of our general partner in accordance with the provisions of our partnership agreement. At the discretion of the board in light of the circumstances, the resolution may be determined by the board in its entirety or by a Conflicts Committee meeting the definitional requirements for such a committee under our partnership agreement.

The information required by Item 407(a) of Regulation S-K is included in *Item 10 – Directors, Executive Officers and Corporate Governance* of this report.

Item 14. Principal Accounting Fees and Services.

For the years ended December 31, 2022 and 2021, KPMG LLP was our independent auditor. The following table sets forth aggregate fees billed or expected to be billed to us for the years ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	**2021**
Audit fees	$ 615,000	$ 560,000
Audit-related fees	—	—
All other fees	—	—
Total	$ 615,000	$ 560,000

Audit fees are fees billed by KPMG for services during 2022 and 2021 related to professional services rendered for the annual audit of our consolidated financial statements, quarterly reviews of our consolidated financial statements, reviews of other partnership filings with the SEC, and other fees that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

Pre-Approval of Audit and Non-Audit Services

We have adopted policies and procedures for pre-approval of all audit and non-audit services to be provided by our independent auditor. It is our policy that the audit committee pre-approve all audit, tax and other non-audit services. A proposal for audit or non-audit services must include a description and purpose of the services, estimated fees and other terms of the services. To the extent a proposal relates to non-audit services, a determination that such services qualify as permitted non-audit services and an explanation as to why the provision of such services would not impair the independence of the independent auditor are also required.

All services provided by KPMG during the years ended December 31, 2022 and 2021 were pre-approved by our audit committee. The audit committee has considered whether the provision of the services performed by our principal accountant is compatible with maintaining the principal accountant's independence.

Part IV

Item 15. Exhibits, Financial Statement Schedules.

(1) Financial Statements. The following consolidated financial statements and notes are filed as part of this report.

	Page
Report of Independent Registered Public Accounting Firm	F-1
Auditor Name: KPMG LLP	
Auditor Location: Omaha, NE	
Auditor Firm ID: 185	
Consolidated Balance Sheets as of December 31, 2022 and 2021	F-3
Consolidated Statements of Operations for the years-ended December 31, 2022, 2021 and 2020	F-4
Consolidated Statements of Partners' Equity for the years-ended December 31, 2022, 2021 and 2020	F-5
Consolidated Statements of Cash Flows for the years-ended December 31, 2022, 2021 and 2020	F-6
Notes to Consolidated Financial Statements	F-7

(2) Financial Statement Schedules. All schedules have been omitted because they are not applicable or the required information is included in the consolidated financial statements or notes.

(3) Exhibits. The following exhibits are incorporated by reference, filed or furnished as part of this report.

Exhibit No.	Description of Exhibit
2.1	Asset Purchase Agreement, dated December 14, 2020, by and among Green Plains Partners LP, Green Plains Holdings LLC, Green Plains Operating Company LLC, Green Plains Ethanol Storage LLC, Green Plains Logistics LLC, Green Plains Inc., Green Plains Trade Group LLC and Green Plains Hereford LLC (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K filed on December 15, 2020). (The exhibits to the Asset Purchase Agreement have been omitted. The partnership will furnish such schedules to the SEC upon request).
3.1	Certificate of Limited Partnership of Green Plains Partners LP (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form S-1 (File No. 333-204279) filed on May 18, 2015).
3.2	First Amended and Restated Agreement of Limited Partnership of Green Plains Partners LP, dated as of July 1, 2015, between Green Plains Holdings LLC and Green Plains Inc. (incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K filed on July 1, 2015).
3.2(a)	First Amendment to the First Amended and Restated Agreement of Limited Partnership of Green Plains Partners LP (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q filed on May 9, 2019).
4.1	Description of Securities Registered Under Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 10-K filed on February 20, 2020.
10.1(a)*	Green Plains Partners LP 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K filed on July 1, 2015).
10.1(b)*	Form of Green Plains Partners LP Restricted Unit Agreement (incorporated by reference to Exhibit 10.1(b) of our Quarterly Report on Form 10-Q filed on August 12, 2015).
10.2	Contribution, Conveyance and Assumption Agreement, dated July 1, 2015, by and among Green Plains Inc., Green Plains Obion LLC, Green Plains Trucking LLC, Green Plains Holdings LLC, Green Plains Partners LP and Green Plains Operating Company LLC (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on July 6, 2015).
10.3(a)	Omnibus Agreement, dated July 1, 2015, by and among Green Plains Inc., Green Plains Holdings LLC, Green Plains Partners LP and Green Plains Operating Company LLC (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on July 6, 2015).
10.3(b)	First Amendment to the Omnibus Agreement, dated January 1, 2016, by and among Green Plains Inc., Green Plains Holdings LLC, Green Plains Partners LP and Green Plains Operating Company LLC (incorporated by reference to Exhibit 10.3(b) of our Annual Report on Form 10-K filed with the SEC on February 18, 2016).

10.3(c)	Second Amendment to the Omnibus Agreement, dated September 23, 2016, by and among Green Plains Inc., Green Plains Partners LP, Green Plains Holdings LLC and Green Plains Operating Company LLC (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed with the SEC on September 26, 2016).
10.3(d)	Third Amendment to the Omnibus Agreement, dated November 15, 2018, by and among Green Plains Inc., Green Plains Partners LP, Green Plains Holdings LLC and Green Plains Operating Company LLC (incorporated by reference to Exhibit 10.3(d) of our Annual Report on Form 10-K filed on February 20, 2019).
10.4(a)	Operational Services and Secondment Agreement, dated July 1, 2015, by and between Green Plains Inc. and Green Plains Holdings LLC (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on July 6, 2015).
10.4(b)	Amendment No. 1 to the Operational Services and Secondment Agreement, dated January 1, 2016, by and between Green Plains Inc. and Green Plains Holdings LLC (incorporated by reference to Exhibit 10.4(b) of our Annual Report on Form 10-K filed on February 18, 2016).
10.4(c)	Amendment No. 2 to Operational Services and Secondment Agreement, dated September 23, 2016, between Green Plains Inc. and Green Plains Holdings LLC (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on September 26, 2016).
10.4(d)	Amendment No. 3 to Operational Services and Secondment Agreement, dated November 15, 2018, between Green Plains Inc. and Green Plains Holdings LLC (incorporated by reference to Exhibit 10.4(d) of our Annual Report on Form 10-K filed on February 20, 2019).
10.4(e)	Amendment No. 4 to Operational Services and Secondment Agreement, dated December 28, 2020, between Green Plains Inc. and Green Plains Holdings LLC (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on December 28, 2020).
10.4(f)	Amendment No. 5 to Operational Services and Secondment Agreement, dated March 22, 2021, between Green Plains Inc. and Green Plains Holdings LLC (incorporated herein by reference to Exhibit 10.3 of the partnership's Current Report on Form 8-K filed on March 23, 2021).
10.5(a)	Rail Transportation Services Agreement, dated July 1, 2015, by and between Green Plains Logistics LLC and Green Plains Trade Group LLC (incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed on July 6, 2015).
10.5(b)	Amendment No. 1 to Rail Transportation Services Agreement, dated September 1, 2015, by and between Green Plains Logistics LLC and Green Plains Trade Group LLC (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on May 12, 2016).
10.5(c)	Amendment No. 2 to Rail Transportation Services Agreement, dated November 30, 2016, by and between Green Plains Logistics LLC and Green Plains Trade Group LLC (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on December 1, 2016).
10.5(d)	Amendment No. 2 to Rail Transportation Services Agreement, dated November 15, 2018, by and between Green Plains Logistics LLC and Green Plains Trade Group LLC (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on November 15, 2018).
10.5(e)	Corrective Amendment to Rail Transportation Services Agreement, dated November 15, 2018, by and between Green Plains Logistics LLC and Green Plains Trade Group LLC (incorporated by reference to Exhibit 10.5(e) of our Annual Report on Form 10-K filed on February 20, 2019).
10.5(f)	Amendment No. 4 to Rail Transportation Services Agreement, dated December 28, 2020, by and between Green Plains Logistics LLC and Green Plains Trade Group LLC (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on December 28, 2020).
10.5(g)	Amendment No. 5 to Rail Transportation Services Agreement, dated March 22, 2021, by and between Green Plains Logistics LLC and Green Plains Trade Group LLC (incorporated herein by reference to Exhibit 10.1 of the partnership's Current Report on Form 8-K filed on March 23, 2021).
10.5(h)	Amendment No. 6 to Rail Transportation Services Agreement, dated August 16, 2022, by and between Green Plains Logistics LLC and Green Plains Trade Group LLC. (incorporated herein by reference to Exhibit 10.1 of the partnership's Quarterly Report on Form 10-Q filed on November 3, 2022).
10.6(a)	Ethanol Storage and Throughput Agreement, dated July 1, 2015, by and between Green Plains Ethanol Storage LLC and Green Plains Trade Group LLC (incorporated by reference to Exhibit 10.5 of our Current Report on Form 8-K filed on July 6, 2015).
10.6(b)	Amendment No. 1 to the Ethanol Storage and Throughput Agreement, dated January 1, 2016, by and between Green Plains Ethanol Storage LLC and Green Plains Trade Group LLC (incorporated by reference to Exhibit 10.6(b) of our Annual Report on Form 10-K filed on February 18, 2016).

10.6(c)	Clarifying Amendment to Ethanol Storage and Throughput Agreement, dated January 4, 2016, by and between Green Plains Ethanol Storage LLC and Green Plains Trade Group LLC (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q filed on August 3, 2016).
10.6(d)	Amendment No. 2 to Ethanol Storage and Throughput Agreement, dated September 23, 2016, by and between Green Plains Ethanol Storage LLC and Green Plains Trade Group LLC (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on September 26, 2016).
10.6(e)	Amendment No. 3 to Ethanol Storage and Throughput Agreement, dated November 15, 2018, by and between Green Plains Ethanol Storage LLC and Green Plains Trade Group LLC (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on November 15, 2018). (The exhibits to Amendment No. 3 have been omitted. The partnership will furnish such schedules to the SEC upon request).
10.6(f)	Amendment No. 4 to Ethanol Storage and Throughput Agreement, dated December 28, 2020, by and between Green Plains Ethanol Storage LLC and Green Plains Trade Group LLC (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on December 28, 2020). (The exhibits to Amendment No. 4 have been omitted. The partnership will furnish such schedules to the SEC upon request).
10.6(g)	Amendment No. 5 to Ethanol Storage and Throughput Agreement, dated March 22, 2021, by and between Green Plains Ethanol Storage LLC and Green Plains Trade Group LLC (incorporated herein by reference to Exhibit 10.2 of the partnership's Current Report on Form 8-K filed on March 23, 2021). (The exhibits to Amendment No. 5 have been omitted. The partnership will furnish such schedules to the SEC upon request).
10.7(a)	Amended and Restated Credit Agreement, dated July 20, 2021, by and among Green Plains Operating Company LLC, as the Borrower, the guarantors identified therein, TMI Trust Company, as Administrative Agent and the other lenders party thereto. (The exhibits and schedules to the Amended Credit Facility have been omitted. The partnership will furnish such schedules to the SEC upon request). (incorporated by reference to Exhibit 10.1 of our Current Report on the first Form 8-K filed on July 26, 2021).
10.7(b)	Amendment No. 1 to Amended and Restated Credit Agreement, dated February 11, 2022, by and among Green Plains LLC, as the Borrower, the guarantors identified therein, TMI Trust Company, as Administrative Agent and the other lenders party thereto. (incorporated by reference to Exhibit 10.7(b) of our Annual Report on the Form 10-K filed on February 18, 2022).
10.8*	Green Plains Holdings LLC Director Compensation Program (incorporated by reference to Exhibit 10.8 of our Quarterly Report on Form 10-Q filed on August 12, 2015).
21.1	Schedule of Subsidiaries
23.1	Consent of KPMG LLP
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following information from Green Plains Partners LP Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline Extensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Cash Flows, and (v) the Notes to Consolidated Financial Statements
104	The cover page from Green Plains Partners LP Annual Report on Form 10-K for the year ended December 31, 2022, formatted in iXBRL

* Represents a management contract or compensatory plan or arrangement

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


GREEN PLAINS PARTNERS LP
(Registrant)

By: Green Plains Holdings LLC,
     its general partner

By: */s/ Todd A. Becker*
     Todd A. Becker
     President and Chief Executive Officer
     (Principal Executive Officer)


Date: February 10, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Todd A. Becker Todd A. Becker	President and Chief Executive Officer, (Principal Executive Officer) Chairman and Director	February 10, 2023
/s/ James E. Stark James E. Stark	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 10, 2023
/s/ Clayton E. Killinger Clayton E. Killinger	Director	February 10, 2023
/s/ Michelle S. Mapes Michelle S. Mapes	Director	February 10, 2023
/s/ Jerry L. Peters Jerry L. Peters	Director	February 10, 2023
/s/ Brett C. Riley Brett C. Riley	Director	February 10, 2023
/s/ G. Patrich Simpkins Jr. G. Patrich Simpkins Jr.	Director	February 10, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Green Plains Holdings LLC, the general partner of Green Plains Partners LP, and Unitholders Green Plains Partners LP:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Green Plains Partners LP and subsidiaries (the Partnership) as of December 31, 2022 and 2021, the related consolidated statements of operations, partners' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 10, 2023 expressed an unqualified opinion on the effectiveness of the Partnership's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Qualitative assessment of goodwill

As discussed in Notes 2 and 7 to the consolidated financial statements, the Partnership's goodwill balance as of December 31, 2022 was $10.6 million and was assigned entirely to the BlendStar reporting unit. The Partnership reviews goodwill at the reporting unit level for impairment at least annually or more frequently when events or changes in circumstances indicate that impairment may have occurred. Circumstances that may indicate impairment include a decline in future projected cash flows, a decision to suspend plant operations for an extended period of time, sustained decline in market capitalization or market prices for similar assets or businesses, or a significant adverse change in legal or regulatory matters or business climate. The Partnership performed its annual assessment as of October 1, 2022, using a qualitative assessment.

We identified the evaluation of the qualitative assessment of goodwill as a critical audit matter. A higher degree of auditor judgment was required to evaluate whether there were events or changes in circumstances that may indicate that the fair value of the reporting unit was below its carrying value (possible goodwill triggering events). Possible goodwill triggering events could have a significant effect on the Partnership's qualitative impairment assessment and the determination of whether further quantitative analysis of goodwill was required.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the goodwill process. This included a control related to the Partnership's annual qualitative assessment of whether possible goodwill triggering events may have occurred. We evaluated the Partnership's annual qualitative assessment by comparing actual financial performance of the reporting unit retrospectively to projected cash flows and assessed whether there had been a decline in the Partnership's market capitalization. We also analyzed whether there had been significant adverse changes in the business climate or legal and regulatory matters, and whether other Partnership and reporting-unit specific events or circumstances had occurred that would impact the qualitative assessment.

/s/ KPMG LLP

We have served as the Partnership's auditor since 2015.

Omaha, Nebraska
February 10, 2023

GREEN PLAINS PARTNERS LP

CONSOLIDATED BALANCE SHEETS

(in thousands, except unit amounts)

	December 31,	
	2022	**2021**
ASSETS		
Current assets		
Cash and cash equivalents	$ 20,166	$ 17,645
Accounts receivable	255	432
Accounts receivable from affiliates	12,742	14,123
Prepaid expenses and other	1,410	845
Total current assets	34,573	33,045
Property and equipment, net	26,137	28,773
Operating lease right-of-use assets	47,002	38,863
Goodwill	10,598	10,598
Investment in equity method investee	2,680	3,193
Other assets	432	—
Total assets	$ 121,422	$ 114,472
LIABILITIES AND PARTNERS' EQUITY		
Current liabilities		
Accounts payable	$ 3,086	$ 4,232
Accounts payable to affiliates	1,139	722
Accrued and other liabilities	4,849	4,264
Asset retirement obligations	1,861	1,156
Operating lease current liabilities	14,734	12,108
Total current liabilities	25,669	22,482
Long-term debt	58,559	59,467
Asset retirement obligations	2,862	2,658
Operating lease long-term liabilities	33,582	27,562
Total liabilities	120,672	112,169
Commitments and contingencies (Note 14)		
Partners' equity		
Common unitholders - public (11,660,274 and 11,641,105 units issued and outstanding, respectively)	135,025	135,666
Common unitholders - Green Plains (11,586,548 units issued and outstanding)	(134,296)	(133,420)
General partner interests	21	57
Total partners' equity	750	2,303
Total liabilities and partners' equity	$ 121,422	$ 114,472

See accompanying notes to the consolidated financial statements.

GREEN PLAINS PARTNERS LP

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per unit amounts)

		Year Ended December 31,				
		2022		**2021**		**2020**
Revenues						
Affiliate	$	75,764	$	74,178	$	78,510
Non-affiliate		4,003		4,274		4,835
Total revenues		79,767		78,452		83,345
Operating expenses						
Operations and maintenance (excluding depreciation and amortization reflected below)		25,158		23,061		26,125
General and administrative		4,498		4,412		4,206
Depreciation and amortization		4,093		3,737		3,806
Total operating expenses		33,749		31,210		34,137
Operating income		46,018		47,242		49,208
Interest expense		(5,924)		(7,392)		(8,513)
Income before income taxes and income from equity method investee		40,094		39,850		40,695
Income tax expense		(81)		(188)		(212)
Income from equity method investee		637		700		664
Net income	$	40,650	$	40,362	$	41,147
Net income attributable to partners' ownership interests:						
General partner	$	813	$	807	$	823
Limited partners - common unitholders		39,837		39,555		40,324
Earnings per limited partner unit (basic and diluted):						
Common units	$	1.72	$	1.71	$	1.74
Weighted average limited partner units outstanding (basic and diluted):						
Common units		23,218		23,185		23,149

See accompanying notes to the consolidated financial statements.

GREEN PLAINS PARTNERS LP

CONSOLIDATED STATEMENTS OF PARTNERS' EQUITY

(in thousands)

| | Limited Partners | | | |
	Common Units - Public	Common Units - Green Plains	General Partner	Total
Balance, December 31, 2019	$ 114,006	$ (188,304)	$ (1,449)	$ (75,747)
Quarterly cash distributions to unitholders	(9,675)	(9,676)	(449)	(19,800)
Net income	20,172	20,152	823	41,147
Unit-based compensation, including general partner net contributions	320	—	7	327
Disposition of Hereford assets	—	7,460	151	7,611
Balance, December 31, 2020	124,823	(170,368)	(917)	(46,462)
Quarterly cash distributions to unitholders	(9,251)	(9,211)	(377)	(18,839)
Net income	19,815	19,740	807	40,362
Unit-based compensation, including general partner net contributions	279	—	5	284
Disposition of Ord assets	—	26,419	539	26,958
Balance, December 31, 2021	135,666	(133,420)	57	2,303
Quarterly cash distributions to unitholders	(20,854)	(20,740)	(849)	(42,443)
Net income	19,973	19,864	813	40,650
Unit-based compensation, including general partner net contributions	240	—	—	240
Balance, December 31, 2022	$ 135,025	$ (134,296)	$ 21	$ 750

See accompanying notes to the consolidated financial statements.

GREEN PLAINS PARTNERS LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		
	2022	2021	2020
Cash flows from operating activities			
Net income	$ 40,650	$ 40,362	$ 41,147
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,093	3,737	3,806
Accretion	273	(151)	264
Amortization of debt issuance costs	123	1,300	1,695
Loss on extinguishment of debt	—	1,009	—
Unit-based compensation	240	279	320
Income from equity method investee	(637)	(700)	(664)
Distribution from equity method investee	637	1,500	1,000
Other	—	—	75
Changes in operating assets and liabilities before effects of asset dispositions:			
Accounts receivable	62	288	380
Accounts receivable from affiliates	1,381	16	1,527
Prepaid expenses and other assets	(457)	(73)	(255)
Accounts payable and accrued liabilities	(781)	101	(1,660)
Accounts payable to affiliates	417	28	44
Operating lease liabilities and right-of-use assets	507	43	94
Other	(540)	11	16
Net cash provided by operating activities	45,968	47,750	47,789
Cash flows from investing activities			
Purchases of property and equipment	(641)	(668)	(162)
Proceeds from the disposal of property and equipment	155	—	—
Distribution from equity method investee	513	—	—
Disposition of assets	—	27,500	10,000
Net cash provided by investing activities	27	26,832	9,838
Cash flows from financing activities			
Payments of distributions	(42,443)	(18,839)	(19,800)
Proceeds from revolving credit facility	—	2,700	43,900
Payments on revolving credit facility	—	(2,700)	(49,000)
Proceeds from issuance of long-term debt	—	10,000	3,000
Principal payments on long-term debt	(1,031)	(50,000)	(30,000)
Payments of loan fees	—	(581)	(3,517)
Other	—	5	7
Net cash used in financing activities	(43,474)	(59,415)	(55,410)
Net change in cash and cash equivalents	2,521	15,167	2,217
Cash and cash equivalents, beginning of period	17,645	2,478	261
Cash and cash equivalents, end of period	$ 20,166	$ 17,645	$ 2,478
Non-cash investing activity			
Assets disposed of in sale	$ —	$ 310	$ —
Supplemental disclosures of cash flow			
Cash paid for income taxes	$ 76	$ 462	$ 96
Cash paid for interest	$ 5,662	$ 4,131	$ 6,562

See accompanying notes to the consolidated financial statements.

GREEN PLAINS PARTNERS LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

Organization

Green Plains Partners, a master limited partnership, was formed by Green Plains Inc. in March 2015 and began operations in July 2015 in connection with its IPO of 11,500,000 common units representing limited partner interests.

References to "we," "our," "us" or the "partnership" refer to Green Plains Partners LP and its subsidiaries.

Green Plains Holdings LLC, a wholly owned subsidiary of Green Plains Inc., serves as the general partner of the partnership. References to (i) "the general partner" and "Green Plains Holdings" refer to Green Plains Holdings LLC; (ii) "the parent" and "Green Plains" refer to Green Plains Inc.; and (iii) "Green Plains Trade" refers to Green Plains Trade Group LLC, a wholly owned subsidiary of Green Plains.

Consolidated Financial Statements

The consolidated financial statements, prepared in accordance with GAAP, include the accounts of the Green Plains Partners LP and its subsidiaries. All significant intercompany balances and transactions are eliminated on a consolidated basis for reporting purposes.

On March 22, 2021, Green Plains closed on the sale of its ethanol plant located in Ord, Nebraska to GreenAmerica Biofuels Ord LLC. Correspondingly, the partnership's storage assets located adjacent to the Ord plant were sold to Green Plains for $27.5 million, along with the transfer of associated railcar operating leases. As part of this transaction, the quarterly storage and throughput minimum volume commitment with Green Plains Trade was reduced to 217.7 mmg per quarter.

On December 28, 2020, Green Plains closed on the sale of its ethanol plant located in Hereford, Texas to Hereford Ethanol Partners, L.P. Correspondingly, the partnership's storage assets located adjacent to the Hereford plant were sold to Green Plains for $10.0 million, along with the transfer of associated railcar operating leases. As part of this transaction, the quarterly storage and throughput minimum volume commitment with Green Plains Trade was reduced to 232.5 mmg per quarter.

Use of Estimates in the Preparation of Consolidated Financial Statements

Preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. The partnership bases its estimates on historical experience and assumptions it believes are proper and reasonable under the circumstances. The partnership regularly evaluates the appropriateness of these estimates and assumptions. Actual results could differ from those estimates. Certain accounting policies, including, but not limited to, those related to leases, depreciation of property and equipment, asset retirement obligations, and impairment of long-lived assets and goodwill are impacted by judgments, assumptions and estimates used to prepare the consolidated financial statements.

Description of Business

The partnership provides fuel storage and transportation services by owning, operating, developing and acquiring ethanol and fuel storage terminals, transportation assets and other related assets and businesses. The partnership is its parent's primary downstream logistics provider to support the parent's approximately 1.0 bgy ethanol marketing and distribution business since the partnership's assets are the principal method of storing and delivering the ethanol the parent produces. The ethanol produced by the parent is fuel grade, made principally from starch extracted from corn, and is primarily used for blending with gasoline. Ethanol currently comprises approximately 10.1% of the U.S. gasoline market and is an economical source of octane and oxygenates for blending into the fuel supply. The partnership does not take ownership of, or receive any payments based on the value of the ethanol or other fuels it handles; as a result, the partnership does not have any direct

exposure to fluctuations in commodity prices. However, commodity prices can potentially impact the demand for the products that we handle.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The partnership considers short-term highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include bank deposits.

Concentrations of Credit Risk

In the normal course of business, the partnership is exposed to credit risk resulting from the possibility a loss may occur due to failure of another party to perform according to the terms of their contract. The partnership provides fuel storage and transportation services for various parties with a significant portion of its revenues earned from Green Plains Trade. The partnership continually monitors its credit risk exposure and concentrations.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount. The partnership assesses the need for an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In assessing the required allowance, the partnership considers historical losses adjusted to take into account current market conditions and its customers' financial condition, the amount of receivables in dispute, current receivables' aging and current payment patterns. The partnership does not have any off-balance-sheet credit exposure related to its customers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of these assets is generally computed using the straight-line method over the following estimated useful lives of the assets:

	Years
Buildings and improvements	10-40
Tanks and terminal equipment	15-40
Rail and rail equipment	10-22
Other machinery and equipment	5-7
Computers and software	3-5
Office furniture and equipment	5-7

Expenditures for land are capitalized at cost. Expenditures for property, equipment, and improvements are capitalized at cost and depreciated over their respective useful lives. Costs of repairs and maintenance are charged to expense as incurred. The partnership periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of its fixed assets.

Impairment of Long-Lived Assets and Goodwill

The partnership reviews its long-lived assets, currently consisting primarily of property and equipment and operating lease right-of-use assets, for impairment when events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment charges were recorded for the periods reported.

The partnership's goodwill currently is comprised of amounts recognized by the MLP predecessor related to terminal services assets. The partnership reviews goodwill at the reporting unit level for impairment at least annually, as of October 1, or more frequently when events or changes in circumstances indicate that impairment may have occurred.

The partnership estimates the amount and timing of projected cash flows that will be generated by an asset over an extended period of time when reviewing long-lived assets and goodwill. Circumstances that may indicate impairment include a decline in future projected cash flows, a decision to suspend plant operations for an extended period of time, sustained decline in market capitalization or market prices for similar assets or businesses, or a significant adverse change in legal or regulatory matters or business climate. Significant management judgment is required to determine the fair value of the partnership's long-lived assets and goodwill and measure impairment, which includes projected cash flows. Fair value is determined by using various valuation techniques, including discounted or undiscounted cash flow models, sales of comparable properties and third-party independent appraisals. Changes in estimated fair value could result in a write-down of the asset.

For additional information, please refer to *Note 7 – Goodwill*.

Leases

The partnership leases certain facilities, parcels of land, and railcars. These leases are accounted for as operating leases, with lease expense recognized on a straight-line basis over the lease term. The term of the lease may include options to extend or terminate the lease when it is reasonably certain that such options will be exercised. For leases with initial terms greater than 12 months, the partnership records operating lease right-of-use assets and corresponding operating lease liabilities. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet. The partnership did not incur any material short-term lease expense for the years ended 2022, 2021 or 2020.

Operating lease right-of-use assets represent the right to control an underlying asset for the lease term and operating lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the partnership's leases do not provide an implicit rate, the incremental borrowing rate is used based on information available at commencement date to determine the present value of future payments.

The partnership utilizes a portfolio approach for lease classification, which allows for an entity to group together leases with similar characteristics provided that its application does not create a material difference when compared to accounting for the leases at a contract level. For the partnership's railcar leases, the partnership combines the railcars within each contract rider and accounts for each contract rider as an individual lease.

From a lessee perspective, the partnership combines both the lease and non-lease components and accounts for them as one lease. Certain of the partnership's railcar agreements provide for maintenance costs to be the responsibility of the partnership as incurred or charged by the lessor. This maintenance cost is a non-lease component that the partnership combines with the monthly rental payment and accounts for the total cost as operating lease expense. In addition, the partnership has a land lease that contains a non-lease component for the handling and unloading services the landlord provides. The partnership combines the cost of services with the land lease cost and accounts for the total as operating lease expense.

The partnership records operating lease revenue as part of its operating lease agreements for storage and throughput services, rail transportation services, and certain terminal services. In addition, the partnership may sublease certain of its railcars to third parties on a short-term basis. These subleases are classified as operating leases, with the associated sublease revenue recognized on a straight-line basis over the lease term.

From a lessor perspective, the partnership combines, by class of underlying asset, both the lease and non-lease components and accounts for them as one lease. The storage and throughput agreement consists of lease costs paid by Green Plains Trade for the rental of the terminal facilities as well as non-lease costs for the throughput services provided by the partnership. For this agreement, the partnership combines the facility rental revenue and the service revenue and accounts for the total as leasing revenue. The railcar transportation services agreement consists of lease costs paid by Green Plains Trade for the use of the partnership's railcar assets as well as non-lease costs for logistical operations management and other services. For this agreement, the partnership combines the railcar rental revenue and the service revenue and accounts for the total as leasing revenue.

Please refer to *Note 14 – Commitments and Contingencies* to the consolidated financial statements for further details on operating lease expense and revenue. Please refer to *Note 3 - Revenue* to the consolidated financial statements for further details on the operating lease agreements in which the partnership is a lessor.

Asset Retirement Obligations

The partnership records an ARO for the fair value of the estimated costs to retire a tangible long-lived asset in the period incurred if it can be reasonably estimated, which is subsequently adjusted for accretion expense. Corresponding asset retirement costs are capitalized as a long-lived asset and depreciated on a straight-line basis over the asset's remaining useful life. The expected present value technique used to calculate the fair value of the AROs includes assumptions about costs, settlement dates, interest accretion and inflation. Changes in assumptions, such as the amount or timing of estimated cash flows, could increase or decrease the AROs. The partnership's AROs are based on legal obligations to perform remedial activity related to land, machinery and equipment when certain operating leases expire.

Investment in Equity Method Investee

The partnership accounts for investments in which the partnership exercises significant influence using the equity method so long as the partnership (i) does not control the investee and (ii) is not the primary beneficiary of the entity. An investment is recorded at the acquisition cost plus the partnership's share of equity in undistributed earnings or losses since acquisition, and reduced by distributions received and the amortization of excess net investment. The partnership recognizes its investment in its equity method investee as a separate line item in the consolidated balance sheets. The partnership recognizes its proportionate share of its equity method investee earnings or loss on a one-month lag as a separate line item in the consolidated statements of operations.

The partnership recognizes losses in the value of its equity method investee when there is evidence of an other-than-temporary decrease in value. Evidence of a loss might include, but would not necessarily be limited to, the inability to recover the carrying amount of the investment or the inability of the equity method investee to sustain an earnings capacity that justifies the carrying amount of the investment. The current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment. The partnership evaluates its equity method investee if there is evidence that the investment may be impaired.

Distributions paid to the partnership from unconsolidated affiliates are classified as operating activities in the consolidated statements of cash flows until the cumulative distributions exceed the partnership's proportionate share of income from the unconsolidated affiliate since the date of initial investment. The amount of cumulative distributions paid to the partnership that exceeds the cumulative proportionate share of income in each period represents a return of investment, which is classified as an investing activity in the consolidated statements of cash flows.

The partnership and Delek Renewables LLC formed NLR Energy Logistics LLC, a 50/50 joint venture, to build an ethanol unit train terminal in the Little Rock, Arkansas area with capacity to unload 110-car unit trains and provide approximately 100,000 barrels of storage. The NLR investment is accounted for using the equity method of accounting.

Segment Reporting

The partnership accounts for segment reporting in accordance with ASC 280, *Segment Reporting*, which establishes standards for entities reporting information about the operating segments and geographic areas in which they operate. Management evaluated how its chief operating decision maker has organized the partnership for purposes of making operating decisions and assessing performance, and concluded it has one reportable segment.

Income Taxes

The partnership is a limited partnership, which is not subject to federal income taxes. However, the partnership is subject to state income taxes in certain states. As a result, the financial statements reflect a provision or benefit for such income taxes. The general partner and the unitholders are responsible for paying federal and state income taxes on their share of the partnership's taxable income.

The partnership recognizes uncertainties in income taxes within the financial statements under a process by which the likelihood of a tax position is gauged based upon the technical merits of the position. Then, a subsequent measurement uses the maximum benefit and degree of likelihood to determine the amount of benefit recognized in the financial statements.

Revenue Recognition

The partnership recognizes revenue when obligations under the terms of a contract with a customer are satisfied. Generally, this occurs with the completion of services or the transfer of control of products to the customer or another specified third party. For contracts with customers in which a take-or-pay commitment exists, any minimum volume deficiency charges are recognized as revenue in the period incurred and are not allowed to be credited towards excess volumes in future periods.

The partnership generates a substantial portion of its revenues under fee-based commercial agreements with Green Plains Trade. Operating lease revenue related to minimum volume commitments is recognized on a straight-line basis over the term of the lease. Under the terms of the storage and throughput agreement with Green Plains Trade, to the extent shortfalls associated with minimum volume commitments in the previous four quarters continue to exist, volumes in excess of the minimum volume commitment are applied to those shortfalls. Remaining excess volumes generating operating lease revenue are recognized as incurred.

Please refer to *Note 3 - Revenue* to the consolidated financial statements for further details.

Financing Costs

Fees and costs related to securing debt financing are recorded as financing costs. Debt issuance costs are stated at cost and are amortized utilizing the effective interest method for term loans and on a straight-line basis for revolving credit arrangements over the life of the agreements. However, during periods of construction, amortization of such costs is capitalized in construction-in-progress.

Operations and Maintenance Expenses

The partnership's operations and maintenance expenses consist primarily of lease expenses related to the transportation assets, labor expenses, outside contractor expenses, insurance premiums, repairs and maintenance expenses and utility costs. These expenses also include fees for certain management, maintenance and operational services to support the facilities, trucks, and the leased railcar fleet allocated by Green Plains under the operational services and secondment agreement.

General and Administrative Expenses

General and administrative expenses are primarily expenses for employee salaries, incentives and benefits allocated from our parent, as well as office expenses, director compensation and insurance, and professional fees for accounting, legal, consulting, and investor relations activities.

Unit-Based Compensation

The partnership recognizes compensation cost using a fair value based method whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Units issued for compensation are valued using the market price of the stock on the date of the related agreement.

Earnings Per Unit

The partnership has identified common units and subordinated units prior to the expiration of the subordination period as participating securities and computes earnings per limited partner unit using the two-class method. Earnings per limited partner unit is computed by dividing limited partners' interest in net income, after deducting any incentive distributions, by the weighted-average number of common and subordinated units outstanding during the period, adjusted for the dilutive effect of any outstanding dilutive securities.

Recent Accounting Pronouncements

In March 2020, the FASB issued amended guidance in ASC 848, *Reference Rate Reform,* and subsequent updates in January 2021 and October 2022, which provide optional expedients and exceptions to U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burden related to the expected market transition from LIBOR and other interbank offered rates to alternative reference rates. The expedients and exceptions provided by the

amended guidance do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2024, except for hedging relationships existing as of December 31, 2024, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. The guidance is effective upon issuance and to be applied prospectively from any date beginning March 12, 2020 through December 31, 2024. The partnership does not have any hedges and the amended guidance is not expected to have a material impact on the partnership's consolidated financial statements.

3. REVENUE

Revenue by Source

The following table disaggregates our revenue by major source (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Revenues			
Service revenues			
Terminal services	$ 8,148	$ 8,074	$ 8,105
Trucking and other	3,805	4,145	4,740
Total service revenues	11,953	12,219	12,845
Leasing revenues [1]			
Storage and throughput services	46,257	46,953	48,603
Rail transportation services	21,557	19,198	21,496
Terminal services	—	82	401
Total leasing revenues	67,814	66,233	70,500
Total revenues	$ 79,767	$ 78,452	$ 83,345

(1) Leasing revenues do not represent revenues recognized from contracts with customers under ASC 606, *Revenue from Contracts with Customers*, and are accounted for under ASC 842, *Leases.*

Terminal Services Revenue

The partnership provides terminal services and logistics solutions to Green Plains Trade, and other customers, through its fuel terminal facilities under various terminal service agreements, some of which have minimum volume commitments. Revenue generated by these terminals is disaggregated between service revenue and leasing revenue. If Green Plains Trade, or other customers, fail to meet their minimum volume commitments during the applicable term, a deficiency payment equal to the deficient volume multiplied by the applicable fee is charged. Deficiency payments related to the partnership's terminal services revenue may not be utilized as credits toward future volumes. At terminals where customers have shared use of terminal and tank storage assets, revenue is generated from contracts with customers and accounted for as service revenue. This service revenue is recognized at the point in time when product is withdrawn from tank storage.

At terminals where a customer is predominantly provided exclusive use of the terminal or tank storage assets, the partnership is considered a lessor as part of an operating lease agreement. Revenue is recognized over the term of the lease based on the minimum volume commitment or total actual throughput if in excess of the minimum volume commitment.

Trucking and Other Revenue

The partnership transports ethanol, natural gasoline, and other refined fuels by truck from identified receipt points to various delivery points. Trucking revenue is recognized over time based on the percentage of total miles traveled, which is on average less than 100 miles.

Rail Transportation Services Revenue

Under the rail transportation services agreement, Green Plains Trade is obligated to use the partnership to transport ethanol and other fuels from receipt points identified by Green Plains Trade to nominated delivery points. Green Plains Trade is required to pay the partnership fees for the minimum railcar volumetric capacity provided, regardless of utilization of that capacity. However, Green Plains Trade is not charged for railcar volumetric capacity that is not available for use due to inspections, upgrades or routine repairs and maintenance. Revenue associated with the rail transportation services fee is considered leasing revenue and is recognized over the term of the lease based on the actual average daily railcar volumetric capacity provided. The partnership may also charge Green Plains Trade a related services fee for logistical operations management of railcar volumetric capacity utilized by Green Plains Trade which is not provided by the partnership. Revenue associated with the related services fee is also considered leasing revenue and recognized over the term of the lease based on the average volumetric capacity for which services are provided.

Storage and Throughput Revenue

The partnership generates leasing revenue from its storage and throughput agreement with Green Plains Trade based on contractual rates charged for the handling, storage and throughput of ethanol. Under this agreement, Green Plains Trade is required to pay the partnership a fee for a minimum volume commitment regardless of the actual volume delivered. If Green Plains Trade fails to meet its minimum volume commitment during any quarter, the partnership charges Green Plains Trade a deficiency payment equal to the deficient volume multiplied by the applicable fee. The deficiency payment is applied as a credit toward volumes delivered by Green Plains Trade in excess of the minimum volume commitment during the following four quarters, after which time any unused credits will expire. Revenue is recognized over the term of the lease based on the minimum volume commitment or total actual throughput if in excess of the minimum volume commitment.

Payment Terms

The partnership has standard payment terms, which vary depending on the nature of the services provided, with the majority of terms falling within 10 to 30 days after transfer of control or completion of services. Contracts generally do not include a significant financing component in instances where the timing of revenue recognition differs from the timing of invoicing.

Major Customers

Revenue from Green Plains Trade Group was $75.8 million, $74.2 million, and $78.5 million for the years ended December 31, 2022, 2021 and 2020, respectively, which exceeds 10% of the partnership's total revenue.

Contract Liabilities

The partnership records unearned revenue when consideration is received, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of service and lease agreements. Unearned revenue from service agreements, which represents a contract liability, is recorded for fees that have been charged to the customer prior to the completion of performance obligations and is generally recognized in the subsequent quarter.

The following table reflects the changes in our unearned revenue from service agreements, which is recorded in accrued and other liabilities on the consolidated balance sheets, for the year ended December 31, 2022 (in thousands):

	Amount
Balance at January 1, 2022	$ 210
Revenue recognized included in beginning balance	(210)
Net additions	153
Balance at December 31, 2022	$ 153

The partnership expects to recognize all of the unearned revenue associated with service agreements from contracts with customers as of December 31, 2022, in the subsequent quarter when the product is withdrawn from tank storage.

4. DISPOSITIONS

Ord Disposition

On March 22, 2021, Green Plains closed on the sale of its ethanol plant located in Ord, Nebraska to GreenAmerica Biofuels Ord LLC. Correspondingly, the partnership's storage assets located adjacent to the Ord plant were sold to Green Plains for $27.5 million, along with the transfer of associated railcar operating leases.

This transaction was accounted for as a transfer between entities under common control and was approved by the Conflicts Committee. There were no material transaction costs recorded for the disposition.

The following is a summary of assets and liabilities disposed of or assumed (in thousands):

Total consideration	$	27,500
Identifiable assets and liabilities disposed of:		
Property and equipment, net		542
Operating lease right-of-use assets		1,811
Operating lease current liabilities		(1,021)
Operating lease long-term liabilities		(790)
Total identifiable net assets		542
Partners' equity effect	$	26,958

In conjunction with the disposition, the partnership amended the 1) operational services agreement, 2) ethanol storage and throughput agreement, and 3) rail transportation services agreement. Please refer to *Note 15 – Related Party Transactions* to the consolidated financial statements for additional information.

Hereford Disposition

On December 28, 2020, Green Plains closed on the sale of its ethanol plant located in Hereford, Texas to Hereford Ethanol Partners, L.P. Correspondingly, the partnership's storage assets located adjacent to the Hereford plant were sold to Green Plains for $10.0 million, along with the transfer of associated railcar operating leases. This transaction was accounted for as a transfer between entities under common control and was approved by the Conflicts Committee. In conjunction with the disposition, the partnership amended the 1) operational services agreement, 2) ethanol storage and throughput agreement, and 3) rail transportation services agreement. Please refer to *Note 15 – Related Party Transactions* to the consolidated financial statements for additional information.

5. FAIR VALUE DISCLOSURES

The following methods, assumptions and valuation techniques were used to estimate the fair value of the partnership's financial instruments:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities the partnership can access at the measurement date.

Level 2 – directly or indirectly observable inputs such, as quoted prices for similar assets or liabilities in active markets other than quoted prices included within Level 1, quoted prices for identical or similar assets in markets that are not active, and other inputs that are observable or can be substantially corroborated by observable market data through correlation or other means.

Level 3 – unobservable inputs that are supported by little or no market activity and comprise a significant component of the fair value of the assets or liabilities. The partnership currently does not have any recurring Level 3 financial instruments.

The carrying amounts of financial assets and liabilities with maturities of less than one year, including cash and cash equivalents, accounts receivable and accounts payable, approximate fair value due to the short period to maturity.

The partnership uses market interest rates to measure the fair value of its long-term debt and adjusts those rates for all necessary risks, including its own credit risk. At December 31, 2022 and 2021, the carrying amount of debt approximated fair value.

6. PROPERTY AND EQUIPMENT

The components of property and equipment are as follows (in thousands):

| | December 31, | |
	2022	2021
Tanks and terminal equipment	$ 33,796	$ 34,762
Leasehold improvements and other	11,298	11,500
Land and buildings	7,809	7,780
Rail and rail equipment	4,551	4,551
Trucks and other vehicles	4,371	4,371
Computer equipment, furniture and fixtures	384	495
Construction-in-progress	251	529
Total property and equipment	62,460	63,988
Less: accumulated depreciation and amortization	(36,323)	(35,215)
Property and equipment, net	$ 26,137	$ 28,773

7. GOODWILL

The partnership currently has goodwill assigned to one reporting unit, BlendStar. The partnership performed its annual goodwill assessment as of October 1, 2022 using a qualitative assessment. The assessment included consideration of the operating results and cash flows of the BlendStar reporting unit, as well as current regulatory and business matters associated with BlendStar. The market capitalization of the partnership was also considered. Our assessment resulted in no goodwill impairment for the year ended December 31, 2022 and as such, there was no change in the carrying amount of goodwill, which was $10.6 million at both December 31, 2022 and 2021.

8. DEBT

Term Loan Facility

Green Plains Operating Company has a term loan to fund working capital, capital expenditures and other general partnership purposes. On July 20, 2021, the prior credit facility was amended, decreasing the total amount available to $60.0 million, extending the maturity from December 31, 2021 to July 20, 2026, and converting the credit facility to a term loan. Interest on the term loan is based on three-month LIBOR plus 8.00%, with a 0% LIBOR floor. Interest is payable on the 15th day of each March, June, September and December during the term. The amended term loan does not require any principal payments; however, the partnership has the option to prepay $1.5 million per quarter. On February 11, 2022, the term loan was modified to allow Green Plains Partners and its affiliates to repurchase outstanding notes. At that time, the partnership purchased $1.0 million of the outstanding notes from accounts and funds managed by BlackRock and subsequently retired the notes, reducing the term loan balance to $59.0 million. As of December 31, 2022, the term loan had an interest rate of 12.77%.

During the year ended December 31, 2021, prior to the amendment, principal payments of $50.0 million were made, including $19.5 million of scheduled repayments, $27.5 million related to the sale of the storage assets located adjacent to the Ord, Nebraska ethanol plant and a $3.0 million prepayment made with excess cash.

The partnership's obligations under the term loan are secured by a first priority lien on (i) the equity interests of the partnership's present and future subsidiaries, (ii) all of the partnership's present and future personal property, such as investment property, general intangibles and contract rights, including rights under any agreements with Green Plains Trade, (iii) all proceeds and products of the equity interests of the partnership's present and future subsidiaries and its personal

property and (iv) substantially all of the partnership's real property and material leases of real property. The terms impose affirmative and negative covenants, including restrictions on the partnership's ability to incur additional debt, acquire and sell assets, create liens, invest capital, pay distributions and materially amend the partnership's commercial agreements with Green Plains Trade. The term loan also requires the partnership to maintain a maximum consolidated leverage ratio and a minimum consolidated debt service coverage ratio, each of which is calculated on a pro forma basis with respect to acquisitions and divestitures occurring during the applicable period. As of the end of any fiscal quarter, the maximum consolidated leverage ratio required is no more than 2.50x and the minimum debt service coverage ratio required is no less 1.10x. The consolidated leverage ratio is calculated by dividing total funded indebtedness by the sum of the four preceding fiscal quarters' consolidated EBITDA. The consolidated debt service coverage ratio is calculated by taking the sum of the four preceding fiscal quarters' consolidated EBITDA minus income taxes and consolidated capital expenditures for such period divided by the sum of the four preceding fiscal quarters' consolidated interest charges plus consolidated scheduled funded debt payments for such period. Under the amended terms of the loan, the partnership has no restrictions on the amount of quarterly distribution payments, so long as (i) no default has occurred and is continuing, or would result from payment of the distribution, and (ii) the partnership and its subsidiaries are in compliance with its financial covenants and remain in compliance after payment of the distribution.

As of December 31, 2022 and 2021, the partnership had $59.0 million and $60.0 million of borrowings outstanding, respectively. In addition, the partnership had $0.4 million and $0.5 million of unamortized debt issuance costs recorded as a direct reduction of the carrying value of the partnership's long-term debt as of December 31, 2022 and 2021, respectively.

Scheduled long-term debt repayments as of December 31, 2022, are as follows (in thousands):

Year Ending December 31,	Amount
2023	$ —
2024	—
2025	—
2026	58,969
2027	—
Thereafter	—
Total	$ 58,969

Covenant Compliance

The partnership, including all of its subsidiaries, was in compliance with its debt covenants as of December 31, 2022.

Capitalized Interest

The partnership's policy is to capitalize interest costs incurred on debt during the construction of major projects. The partnership had no material capitalized interest for the years ended December 31, 2022 and 2021.

9. ASSET RETIREMENT OBLIGATIONS

Under various lease agreements, the partnership has AROs when certain machinery and equipment are disposed or operating leases expire. The following table summarizes the change in the liability for the AROs (in thousands):

	Amount
Balance, December 31, 2020	$ 3,776
Additional asset retirement obligations incurred	468
Liabilities settled	(674)
Accretion expense	244
Balance, December 31, 2021	3,814
Additional asset retirement obligations incurred	856
Liabilities settled	(220)
Accretion expense	273
Balance, December 31, 2022	$ 4,723

10. UNIT-BASED COMPENSATION

The LTIP is intended to promote the interests of the partnership, its general partner and affiliates by providing incentive compensation awards based on units to employees, consultants and directors to encourage superior performance. The LTIP reserves 2,500,000 common units for issuance in the form of options, restricted units, phantom units, distribution equivalent rights, substitute awards, unit appreciation rights, unit awards, profits interest units or other unit-based awards. The partnership measures unit-based compensation grants at fair value on the grant date and records noncash compensation expense related to the awards on a straight-line basis over the requisite service period of one year.

The non-vested unit-based award activity for the year ended December 31, 2022, is as follows:

	Non-Vested Units	Weighted-Average Grant-Date Fair Value	Weighted-Average Remaining Vesting Term (in years)
Non-Vested at December 31, 2021	19,482	$ 12.32	
Vested	(19,482)	12.32	
Granted	19,707	12.18	
Non-Vested at December 31, 2022	19,707	$ 12.18	0.5

Compensation costs related to the unit-based awards of approximately $240 thousand, $279 thousand and $320 thousand were recognized during the years ended December 31, 2022, 2021 and 2020, respectively. At December 31, 2022, there were $119 thousand of unrecognized compensation costs from unit-based compensation awards.

11. PARTNERS' EQUITY

A roll forward of the number of common limited partner units outstanding is as follows:

	Common Units - Public	Common Units - Green Plains	Total
Units, December 31, 2020	11,621,623	11,586,548	23,208,171
Units issued under the LTIP	25,976	—	25,976
Units forfeited under the LTIP	(6,494)	—	(6,494)
Units, December 31, 2021	11,641,105	11,586,548	23,227,653
Units issued under the LTIP	19,707	—	19,707
Units surrendered for tax withholdings under the LTIP	(538)	—	(538)
Units, December 31, 2022	11,660,274	11,586,548	23,246,822

Issuance of Additional Securities

The partnership agreement authorizes the partnership to issue unlimited additional partnership interests on the terms and conditions determined by the general partner without unitholder approval.

It is possible the partnership will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units are entitled to share equally with existing holders in the partnership's distributions of available cash. The issuance of additional common units or other partnership interests may dilute the value of the existing holders of common units' interests.

In accordance with Delaware law and the provisions of the partnership agreement, the partnership may also issue additional interests that have rights to distributions or special voting rights the common units do not have, as determined by the general partner. In addition, the partnership agreement does not prohibit the partnership's subsidiaries to issue equity interests, which may effectively rank senior to the common units.

The general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership interests from the partnership whenever, and on the same terms that, the partnership issues those interests to persons other than the general partner and its affiliates to maintain the percentage interest of the general partner and its affiliates, including interests represented by common units that existed immediately prior to each issuance. The other holders of common units do not have preemptive rights under the partnership agreement to acquire additional common units or other partnership interests.

Cash Distribution Policy

Quarterly distributions are made from available cash within 45 days after the end of each calendar quarter, assuming the partnership has available cash. Available cash generally means all cash and cash equivalents on hand at the end of that quarter less cash reserves established by the general partner, including those for future capital expenditures, future acquisitions and anticipated future debt service requirements, plus all or any portion of the cash on hand resulting from working capital borrowings made subsequent to the end of that quarter.

The general partner also holds incentive distribution rights that entitles it to receive increasing percentages, up to 48%, of available cash distributed from operating surplus, as defined in the partnership agreement, in excess of $0.46 per unit per quarter. The maximum distribution of 48% does not include any distributions the general partner or its affiliates may receive on its general partner interest or common units.

The table below summarizes the quarterly cash distributions for the periods presented:

Three Months Ended	Declaration Date	Record Date	Payment Date	Quarterly Distribution
December 31, 2022	January 19, 2023	February 3, 2023	February 10, 2023	$ 0.4550
September 30, 2022	October 20, 2022	November 4, 2022	November 14, 2022	0.4550
June 30, 2022	July 21, 2022	August 5, 2022	August 12, 2022	0.4500
March 31, 2022	April 21, 2022	May 6, 2022	May 13, 2022	0.4450
December 31, 2021	January 20, 2022	February 4, 2022	February 11, 2022	0.4400
September 30, 2021	October 19, 2021	November 5, 2021	November 12, 2021	0.4350
June 30, 2021	July 22, 2021	August 6, 2021	August 13, 2021	0.1200
March 31, 2021	April 22, 2021	May 7, 2021	May 14, 2021	0.1200
December 31, 2020	January 21, 2021	February 5, 2021	February 12, 2021	0.1200
September 30, 2020	October 15, 2020	November 6, 2020	November 13, 2020	0.1200
June 30, 2020	July 16, 2020	July 31, 2020	August 7, 2020	0.1200
March 31, 2020	April 16, 2020	May 1, 2020	May 8, 2020	0.1200

The total cash distributions paid during the periods indicated are as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
General partner distributions	$ 849	$ 377	$ 396
Incentive distributions	—	—	53
Total distributions to general partner	849	377	449
Limited partner common units - public	20,854	9,251	9,675
Limited partner common units - Green Plains	20,740	9,211	9,676
Total distributions to limited partners	41,594	18,462	19,351
Total distributions paid	$ 42,443	$ 18,839	$ 19,800

The total cash distributions declared during the periods indicated are as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
General partner distributions	$ 856	$ 529	$ 227
Incentive distributions	—	—	—
Total distributions to general partner	856	529	227
Limited partner common units - public	21,038	12,978	5,572
Limited partner common units - Green Plains	20,914	12,918	5,562
Total distributions to limited partners	41,952	25,896	11,134
Total distributions declared	$ 42,808	$ 26,425	$ 11,361

12. EARNINGS PER UNIT

The partnership computes earnings per unit using the two-class method. Earnings per unit applicable to common units, is calculated by dividing the respective limited partners' interest in net income by the weighted average number of common units outstanding during the period, adjusted for the dilutive effect of any outstanding dilutive securities. Diluted earnings per limited partner unit was the same as basic earnings per limited partner unit as there were no potentially dilutive common units

outstanding as of December 31, 2022. The following tables show the calculation of earnings per limited partner unit – basic and diluted (in thousands, except for per unit data):

	Year Ended December 31, 2022		
	Limited Partner Common Units	General Partner	Total
Net income			
Distributions declared	$ 41,952	$ 856	$ 42,808
Earnings less than distributions	(2,115)	(43)	(2,158)
Total net income	$ 39,837	$ 813	$ 40,650
Weighted-average units outstanding - basic and diluted	23,218		
Earnings per limited partner unit - basic and diluted	$ 1.72		

	Year Ended December 31, 2021		
	Limited Partner Common Units	General Partner	Total
Net income			
Distributions declared	$ 25,896	$ 529	$ 26,425
Earnings in excess of distributions	13,659	278	13,937
Total net income	$ 39,555	$ 807	$ 40,362
Weighted-average units outstanding - basic and diluted	23,185		
Earnings per limited partner unit - basic and diluted	$ 1.71		

	Year Ended December 31, 2020		
	Limited Partner Common Units	General Partner	Total
Net income			
Distributions declared	$ 11,134	$ 227	$ 11,361
Earnings in excess of distributions	29,190	596	29,786
Total net income	$ 40,324	$ 823	$ 41,147
Weighted-average units outstanding - basic and diluted	23,149		
Earnings per limited partner unit - basic and diluted	$ 1.74		

13. INCOME TAXES

The partnership is a limited partnership, which is not subject to federal income taxes. However, the partnership is subject to state income taxes in certain states. As a result, the financial statements reflect a provision or benefit for such income taxes. The general partner and the unitholders are responsible for paying federal and state income taxes on their share of the partnership's taxable income. The partnership's income tax balances did not have a material impact on the financial statements.

Income tax expense consists of the following (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Current	$ 81	$ 188	$ 137
Deferred	—	—	75
Total	$ 81	$ 188	$ 212

Differences between income tax expense computed at the statutory federal income tax rate on its income subject to tax are presented on the consolidated statements of operations and summarized as follows (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Tax expense at federal statutory rate	$ —	$ —	$ 62
State income tax expense, net of federal	81	188	151
Other	—	—	(1)
Income tax expense	$ 81	$ 188	$ 212

The partnership conducts business and its parent files tax returns on its behalf in several states within the United States. The partnership's federal and state returns filed by its parent for the tax years ended December 31, 2017, and later are still subject to audit.

14. COMMITMENTS AND CONTINGENCIES

Operating Lease Expense

The partnership leases certain facilities, parcels of land, and railcars with remaining terms ranging from less than one year to approximately 8.8 years, including renewal options reasonably certain to be exercised for the land and facility leases. Railcar agreement renewals are not considered reasonably certain to be exercised as they typically renew with significantly different underlying terms.

The partnership may sublease certain of its railcars to third parties on a short-term basis. These subleases are classified as operating leases, with the associated sublease revenue recognized on a straight-line basis over the lease term.

The components of lease expense are as follows (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Lease expense			
Operating lease expense [1]	$ 15,399	$ 14,080	$ 16,033
Variable lease expense (benefit) [2]	230	(184)	(289)
Total lease expense	$ 15,629	$ 13,896	$ 15,744

(1) Amount includes an additional $0.2 million of accelerated lease expense due to the early termination of leased railcar assets for the year ended December 31, 2020.
(2) Represents railcar lease abatements provided by the lessor when railcars are out of service during periods of maintenance or upgrade, offset by amounts incurred in excess of the minimum payments required for the handling and unloading of railcars for a certain lease.

Supplemental cash flow information related to operating leases is as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 14,892	$ 14,001	$ 15,937
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	21,939	12,641	24,597
Right-of-use assets and lease obligations derecognized due to lease modifications:			
Operating leases [1]	—	1,889	5,170

(1) As part of the Ord disposition, the partnership derecognized $1.8 million of right-of-use assets and lease obligations related to railcar operating leases in 2021. As part of the Hereford dispositions, the partnership derecognized $5.1 million of right-of-use assets and $5.2 million in lease obligations related to railcar operating leases in 2020. See *Note 4 – Dispositions* for further details.

Supplemental balance sheet information related to operating leases is as follows:

	December 31,	
	2022	**2021**
Weighted average remaining lease term	3.8 years	4.1 years
Weighted average discount rate	3.93 %	3.65 %

Aggregate minimum lease payments under these agreements in future years are as follows (in thousands):

Year Ending December 31,	**Amount**
2023	$ 16,163
2024	14,120
2025	11,549
2026	5,601
2027	3,040
Thereafter	1,674
Total	$ 52,147
Less: Present value discount	(3,831)
Operating lease liabilities	$ 48,316

The partnership has additional railcar operating leases that will commence in the first half of 2023 to replace expiring leases, with undiscounted future lease payments of approximately $5.1 million and lease terms of three to five years. These amounts are not included in the tables above.

Lease Revenue

The components of lease revenue are as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Lease revenue			
Operating lease revenue	$ 64,934	$ 63,773	$ 69,639
Variable lease revenue [(1)]	2,880	2,460	710
Sublease revenue	—	—	151
Total lease revenue	$ 67,814	$ 66,233	$ 70,500

(1) Represents amounts charged to Green Plains Trade under the storage and throughput agreement in excess of the initial rate of $0.05 per gallon, amounts delivered by Green Plains Trade and other customers in excess of various minimum volume commitments, and the difference between the contracted railcar volumetric capacity and the actual amount provided to Green Plains Trade during the period.

In accordance with the amended storage and throughput agreement, Green Plains Trade is obligated to deliver a minimum volume of 217.7 mmg per calendar quarter to the partnership's storage facilities and pay $0.05312 per gallon on all volume it throughputs associated with the agreement. The rate increased on July 1, 2020 from $0.05 per gallon to $0.05312 per gallon in accordance with the terms of the agreement. The remaining lease term for this agreement is 6.5 years, with automatic one year renewal periods in which either party has the right to terminate the contract. Due to the unilateral right to termination during the renewal period, the lease contract would no longer contain enforceable rights or obligations. Therefore, the lease term does not include the successive one year renewal periods. Anticipated minimum operating lease revenue under this agreement assuming a consistent rate of $0.05312 per gallon in future years is as follows (in thousands):

Year Ending December 31,	**Amount**
2023	$ 46,257
2024	46,257
2025	46,257
2026	46,257
2027	46,257
Thereafter	69,385
Total	$ 300,670

In accordance with the amended rail transportation services agreement with Green Plains Trade, Green Plains Trade is required to pay the rail transportation services fee for railcar volumetric capacity provided by the partnership. The remaining lease term for this agreement is 6.5 years, with automatic one year renewal periods in which either party has the right to terminate the contract. Due to the unilateral right to termination during the renewal period, the lease contract would no longer contain enforceable rights or obligations. Therefore, the lease term does not include the successive one-year renewal periods. Under the terms of the agreement, Green Plains Trade is not required to pay for volumetric capacity that is not available due to inspections, upgrades, or routine repairs and maintenance. As a result, the actual volumetric capacity billed may be reduced based on the amount of volumetric capacity available for use during any applicable period. Anticipated minimum operating lease revenue under this agreement in future years is as follows (in thousands):

Year Ending December 31,	**Amount**
2023	$ 22,220
2024	19,021
2025	15,598
2026	6,896
2027	4,036
Thereafter	50
Total	$ 67,821

Other Commitments and Contingencies

The partnership has agreements for contracted services with certain vendors that require the partnership to pay minimum monthly amounts, which expire on various dates. These agreements do not contain an identified asset and therefore are not considered operating leases. The partnership satisfied the minimum commitments under these agreements during both the years ended December 31, 2022 and 2021. The total remaining commitment for these services is $0.6 million as of December 31, 2022 and expires in 2023.

Legal

The partnership may be involved in litigation that arises during the ordinary course of business. Currently, the partnership is not a party to any material litigation.

15. RELATED PARTY TRANSACTIONS

In addition to the related party transactions disclosed in *Note 4 – Dispositions* to the consolidated financial statements, the partnership engages in various related party transactions with Green Plains and subsidiaries of Green Plains.

Green Plains provides a variety of shared services to the partnership, including general management, accounting and finance, payroll and human resources, information technology, legal, communications and treasury activities. These costs are proportionally allocated by Green Plains to its subsidiaries based on common financial metrics management believes are reasonable. The partnership recorded expenses related to these shared services of $3.8 million, $3.4 million and $3.4 million in 2022, 2021 and 2020, respectively. Of these total shared service expenses, $2.1 million, $2.0 million and $2.2 million were recorded in operations and maintenance expenses and $1.7 million, $1.4 million and $1.2 million were recorded within general and administrative expenses, respectively, on the consolidated statements of operations in 2022, 2021 and 2020, respectively. In addition, the partnership reimburses Green Plains for wages and benefit costs of employees directly performing services on its behalf. Green Plains may also pay certain direct costs on behalf of the partnership, which are reimbursed by the partnership. The partnership believes the consolidated financial statements reflect all material costs of doing business related to these operations, including expenses incurred by other entities on its behalf.

Omnibus Agreement

The partnership has entered into an omnibus agreement, as amended, with Green Plains and its affiliates which, among other terms and conditions, addresses the partnership's obligation to reimburse Green Plains for direct or allocated costs and expenses incurred by Green Plains for general and administrative services; the prohibition of Green Plains and its subsidiaries from owning, operating or investing in any business that owns or operates fuel terminals or fuel transportation assets; the partnership's right of first offer to acquire assets if Green Plains decides to sell them; a nontransferable, nonexclusive, royalty-free license to use the Green Plains trademark and name; the allocation of taxes among the parent, the partnership and its affiliates and the parent's preparation and filing of tax returns; and an indemnity by Green Plains for environmental and other liabilities.

If Green Plains or its affiliates cease to control the general partner, then either Green Plains or the partnership may terminate the omnibus agreement, provided that (i) the indemnification obligations of the parties survive according to their respective terms; and (ii) Green Plains' obligation to reimburse the partnership for operational failures survives according to its terms.

Operating Services and Secondment Agreement

The general partner has entered into an operational services and secondment agreement, as amended, with Green Plains. Under the terms of the agreement, Green Plains seconds employees to the general partner to provide management, maintenance and operational functions for the partnership, including regulatory matters, health, environment, safety and security programs, operational services, emergency response, employee training, finance and administration, human resources, business operations and planning. The seconded personnel are under the direct management and supervision of the general partner who reimburses the parent for the cost of the seconded employees, including wages and benefits. If a seconded employee does not devote 100% of his or her time providing services to the general partner, the general partner reimburses the parent for a prorated portion of the employee's overall wages and benefits based on the percentage of time the employee spent working for the general partner.

Under the operational services and secondment agreement, Green Plains will indemnify the partnership from any claims, losses or liabilities incurred by the partnership, including third-party claims, arising from their performance of the operational services secondment agreement; provided, however, that Green Plains will not be obligated to indemnify the partnership for any claims, losses or liabilities arising out of the partnership's gross negligence, willful misconduct or bad faith with respect to any services provided under the operational services and secondment agreement.

Commercial Agreements

The partnership has various fee-based commercial agreements with Green Plains Trade, including:

- Storage and throughput agreement, expiring on June 30, 2029;

- Rail transportation services agreement, expiring on June 30, 2029;

- Trucking transportation agreement, expiring on May 31, 2023, which is expected to auto-renew;

- Terminal services agreement for the Birmingham, Alabama unit train terminal, expiring on December 31, 2023; and

- Terminal services agreement for the Collins, Mississippi terminal, expiring on December 31, 2023.

The storage and throughput, rail transportation services, and trucking transportation agreements have various automatic renewal terms if not cancelled by either party within specified timeframes.

The storage and throughput agreement and terminal services agreements are supported by minimum volume commitments. The rail transportation services agreement is supported by minimum take-or-pay volumetric capacity commitments.

Under the storage and throughput agreement, as amended, Green Plains Trade is obligated to deliver a minimum volume of 217.7 mmg of product per calendar quarter at the partnership's storage facilities and pay $0.05312 per gallon on volume it throughputs associated with the agreement. The rate increased on July 1, 2020 from $0.05 per gallon to $0.05312 per gallon in accordance with the terms of the agreement. The minimum volume commitment decreased from 232.5 mmg per calendar quarter to 217.7 mmg per calendar quarter as of March 22, 2021, in conjunction with the Ord disposition. In addition, the storage and throughput agreement with Green Plains Trade was extended an additional year to June 30, 2029 as part of this transaction. The minimum volume commitment decreased from 235.7 mmg to 232.5 mmg per calendar quarter as of December 28, 2020, as a result of the Hereford disposition.

If Green Plains Trade fails to meet its minimum volume commitment during any quarter, Green Plains Trade will pay the partnership a deficiency payment equal to the deficient volume multiplied by the applicable fee. The deficiency payment may be applied as a credit toward payments due on future volumes delivered by Green Plains Trade in excess of the minimum volume commitment during the following four quarters, after which time this option will expire.

As of December 31, 2021, the cumulative minimum volume deficiency credits available to Green Plains Trade totaled $6.9 million. During the year ended December 31, 2022, $1.4 million was utilized as credits against charges in excess of the minimum volume commitment. The remaining $5.5 million of these credits expired.

As of December 31, 2022, the cumulative minimum volume deficiency credit available to Green Plains Trade totaled $1.1 million. This credit expires, if unused, on March 31, 2023.

The above credits have been previously recognized as revenue by the partnership, and as such, future volumes throughput by Green Plains Trade in excess of the quarterly minimum volume commitment, up to the amount of these credits, will not be recognized in revenue in future periods prior to expiration.

Under the rail transportation services agreement, Green Plains Trade is obligated to use the partnership to transport ethanol and other fuels from receipt points identified by Green Plains Trade to nominated delivery points. During the years ended December 31, 2022, 2021 and 2020, the average monthly fee was approximately $0.0247, $0.0229 and $0.0221 per gallon, respectively, for the average railcar volumetric capacity provided by the partnership, which was 73.1, 69.8, and 80.6 mmg, respectively. The partnership's average leased railcar fleet consisted of approximately 2,500 and 2,400 railcars for the years ended December 31, 2022 and 2021, respectively.

Green Plains Trade is also obligated to use the partnership for logistical operations management and other services related to railcar volumetric capacity provided by Green Plains Trade, which was approximately 0.7 mmg, 0.7 mmg and 1.2 mmg for the years ended December 31, 2022, 2021 and 2020, respectively. Green Plains Trade was obligated to pay a monthly fee of approximately $0.0013 per gallon for each of the years ended December 31, 2022, 2021 and 2020, for these services. In addition, Green Plains Trade reimburses the partnership for costs related to: (1) railcar switching and unloading fees; (2) increased costs related to changes in law or governmental regulation related to the specification, operation or maintenance of railcars; (3) demurrage charges, except when the charges are due to the partnership's gross negligence or willful misconduct; and (4) fees related to rail transportation services under transportation contracts with third-party common carriers. Green Plains Trade frequently contracts with the partnership for additional railcar volumetric capacity during the normal course of business at comparable margins.

Under the trucking transportation agreement, Green Plains Trade pays the partnership to transport ethanol and other fuels by truck from identified receipt points to various delivery points. Green Plains Trade is obligated to pay a monthly trucking transportation services fee equal to the aggregate volume transported in a calendar month by the partnership's trucks, multiplied by the applicable rate for each truck lane. A truck lane is defined as a specific and routine route of travel between a point of origin and point of destination. Rates for each truck lane are negotiated based on product, location, mileage and other factors. Green Plains Trade reimburses the partnership for costs related to: (1) truck switching and unloading fees; (2) increased costs related to changes in law or governmental regulation related to the specification, operation and maintenance of trucks; and (3) fees related to trucking transportation services under transportation contracts with third-party common carriers.

Under the Birmingham terminal services agreement, effective through December 31, 2023, Green Plains Trade is obligated to throughput a minimum volume commitment of approximately 8.3 mmg per month and pay associated throughput fees, as well as fees for ancillary services.

The partnership recorded revenues from Green Plains Trade under the storage and throughput agreement and rail transportation services agreement of $67.8 million, $66.2 million and $69.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. The partnership also recorded revenues from Green Plains Trade related to trucking and terminal services of $8.1 million, $8.0 million and $8.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

16. EQUITY METHOD INVESTMENT

NLR Energy Logistics LLC

The partnership and Delek Renewables LLC have a 50/50 joint venture, NLR Energy Logistics LLC, which operates a unit train terminal in the Little Rock, Arkansas area with capacity to unload 110-car unit trains and provide approximately 100,000 barrels of storage.

The partnership received distributions from NLR in the amount of $1.2 million, $1.5 million and $1.0 million during the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021 the partnership's investment balance in the joint venture was $2.7 million and $3.2 million, respectively.

The partnership does not consolidate any part of the assets or liabilities or operating results of its equity method investee. The partnership's share of net income or loss in the investee increases or decreases, as applicable, the carrying value of the investment. With respect to NLR, the partnership determined that this entity does not represent a variable interest entity and consolidation is not required. In addition, although the partnership has the ability to exercise significant influence over the joint venture through board representation and voting rights, all significant decisions require the consent of the other investor without regard to economic interest.

Corporate Information

BOARD OF DIRECTORS

TODD BECKER, Chairman
President and Chief Executive Officer
Green Plains Inc. | Green Plains Holdings LLC

CLAYTON KILLINGER[1,2]
Retired Executive Vice President and
Chief Financial Officer
CrossAmerica Partners LP | CST Brands, Inc.

MICHELLE MAPES
Chief Legal and Administrative Officer
Green Plains Inc. | Green Plains Holdings LLC

JERRY PETERS[1,2]
Retired Chief Financial Officer
Green Plains Inc. | Green Plains Holdings LLC

BRETT RILEY[1,2]
Independent Energy Consultant

PATRICH SIMPKINS
Chief Transformation Officer
Green Plains Inc. | Green Plains Holdings LLC

Member of; (1) Audit Committee, and/or
(2) Conflicts Committee

EXECUTIVE OFFICERS

TODD BECKER
President and Chief Executive Officer

JIM STARK
Chief Financial Officer

JAMIE HERBERT
Chief Human Resources Officer

PAUL KOLOMAYA
Chief Accounting Officer

MICHELLE MAPES
Chief Legal & Administration Officer and
Corporate Secretary

PATRICH SIMPKINS
Chief Transformation Officer

GRANT KADAVY
Executive Vice President,
Commercial Operations

CHRIS OSOWSKI
Executive Vice President,
Operations & Technology

CORPORATE OFFICE
1811 Aksarben Drive
Omaha, NE 68106
402.884.8700
www.greenplainspartners.com

INVESTOR RELATIONS
PHIL BOGGS
Executive Vice President,
Investor Relations
phil.boggs@gpreinc.com

STOCK EXCHANGE LISTING
The Nasdaq Global Market
Stock Ticker Symbol: GPP

STOCK TRANSFER AGENT
Correspondence should be mailed to:
Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight correspondence
should be mailed to:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021

Shareholder services:
1.800.962.4284
Investor Centre™ portal:
www.computershare.com/
investor



Green Plains Partners LP
1811 Aksarben Drive
Omaha, NE 68106

www.greenplainspartners.com